Exhibit 99.2

Notice of 2014 Annual Meeting of Shareholders and

Management Information Circular

Our Annual meeting of shareholders will be held at 11:00 a.m. (Eastern time) on Thursday, January 30, 2014 at the Queen Elizabeth Hotel, 900 René-Lévesque Blvd. West, Montreal, Québec, in the Duluth Room.

As a shareholder of Tembec Inc., you have the right to vote your shares, either by proxy or in person at the meeting.

YOUR VOTE IS IMPORTANT

This document tells you who can vote, what you will be voting on and how to exercise your right to vote your shares. Please read it carefully.

December 16, 2013

Management Information Circular	Tembec Inc.

MANAGEMENT INFORMATION CIRCULAR

Table of Contents

Management Information Circular	Tembec Inc.

TEMBEC INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of Tembec Inc. (the "Corporation") will be held in the Duluth Room, at the Queen Elizabeth Hotel, 900 René-Lévesque Blvd. West in Montreal, Québec, on Thursday, January 30, 2014, at 11:00 a.m., local time, for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the fiscal year ended September 28, 2013 together with the auditors' report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint the auditors and authorize the board of directors to fix their remuneration; and

4.	to transact such other business as may properly come before the Meeting.

A copy of the management information circular accompanies this Notice.

Since it is desirable that as many shares as possible be represented and voted at the Meeting, you are requested, if unable to attend the Meeting in person, to complete, date, sign and return the enclosed form of proxy in the envelope provided for that purpose to Tembec Inc., c/o Computershare Trust Company of Canada, no later than 5:00 p.m. on January 28, 2014.

Montreal, this 16th day of December 2013.

By order of the board of directors,

PATRICK LEBEL
Vice President, General Counsel and
Corporate Secretary

Management Information Circular	2	Tembec Inc.

TEMBEC INC.

MANAGEMENT INFORMATION CIRCULAR

SECTION 1 – VOTING INFORMATION

This Management Information Circular (the "Circular") is furnished in connection with the solicitation by the management of Tembec Inc. ("Tembec" or the "Corporation") of proxies to be used at the annual meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the foregoing Notice of Annual Meeting of Shareholders. All information provided in this Circular is given as of November 29, 2013, unless specified otherwise.

Solicitation of Proxies

The management of the Corporation ("Management") is soliciting proxies for use at the Meeting. The solicitation will be primarily by mail. However, the directors, executive officers, officers and employees of the Corporation (respectively, the "Directors", the "Executive Officers" and the "Officers", as applicable) may also solicit proxies by telephone, e-mail, facsimile or in person. The Corporation will pay for the cost of proxy solicitation.

Appointment and Revocation of Proxy

The persons named in the enclosed proxy form are Officers and/or proposed nominees (the "Nominee Directors") to the board of directors of the Corporation (the "Board"). A shareholder wishing to appoint some other person to represent him or her at the Meeting may do so by striking out the names of the persons designated and by inserting such other person's name in the blank space provided in the proxy form and, delivering the completed proxy form to Tembec Inc., c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not later than 5:00 p.m. on January 28, 2014.

Shareholders executing the proxy form may revoke it at any time, as long as it has not been exercised, by instrument in writing executed by the shareholder or his attorney authorized in writing and deposited either at the head office of the Corporation at 800 René-Lévesque Blvd. West, Suite 1050, Montreal, Québec, H3B 1X9 at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting or adjournment thereof.

Non-Registered Holders of Shares

The information set out in this section is of importance to shareholders who do not hold shares in their own name. Persons who hold shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold such securities in their own name (the "Non-Registered Holders") should note that only proxies deposited by persons whose names appear on the records of the Corporation may be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Non-Registered Holder by a broker, then in almost all cases, those shares will not be registered in the Non-Registered Holder's name on the records of the Corporation. Such shares will more likely be registered under the names of the broker or an agent of that broker. In Canada, the vast majority of shares are registered under the name of CDS & Co., which acts as nominee for many Canadian brokerage firms. Shares held by brokers, agents or nominees can only be voted upon the instructions of the Non-Registered Holder. Without specific instructions, brokers, agents and nominees are prohibited from voting securities for the brokers' clients. Non-Registered Holders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person at the appropriate time.

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     Intermediaries/brokers are required to seek voting instructions from Non-Registered Holders in advance of shareholders' meetings. Each intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Non-Registered Holders to ensure that their shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form supplied to a Non-Registered Holder by its broker, agent or nominee is limited to instructing the broker or agent of the broker how to vote on behalf of the Non-Registered Holder. The majority of brokers now delegate this responsibility to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically supplies a voting instruction form, mails those forms to Non-Registered Holders and asks them to return the forms to Broadridge or follow specified telephone or Internet voting procedures. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Non-Registered Holder receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting — the voting instruction forms must be registered by mail, via the internet or by telephone well in advance of the Meeting in order to have such shares voted. Non-Registered Holders that wish to vote in person at the Meeting must insert their name in the space provided on the voting instruction form, and adhere to the signing and return instructions provided by Broadridge. By doing so, Non-Registered Holders are instructing their intermediary/broker to appoint them as proxy holder.

Additional Information for Non-Registered Holders of Shares

These securityholder materials are being sent to both registered and Non-Registered Holders of the securities. If you are a Non-Registered Holder, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the securities on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Exercise of Discretion by Agents

The shares represented by the enclosed proxy form will be voted or withheld from voting in accordance with the instructions of the shareholder executing it on any ballot or show of hands that may be called for and, where a choice is specified with regards to any matter to be acted upon, the shares will be voted accordingly. WHERE NO CHOICE IS SPECIFIED, THE SHARES SO REPRESENTED WILL BE VOTED IN FAVOUR OF THE ELECTION OF EACH OF THE PROPOSED NOMINEES TO THE BOARD AND IN FAVOUR OF THE APPOINTMENT OF THE PROPOSED NOMINEE AS AUDITORS. The enclosed proxy form confers discretionary authority upon the persons named therein with respect to amendments or new matters submitted to the Meeting. At the time of printing of this Circular, the Executive Officers of the Corporation know of no such amendments or new matters.

Management Information Circular	4	Tembec Inc.

Voting Shares and Principal Holders Thereof

As at November 29, 2013, 100,000,000 common shares of the Corporation were issued and outstanding, each carrying the right to one vote. Only shareholders of record at the close of business on December 10, 2013 will be entitled to vote at the Meeting.

As at November 29, 2013, no person, to the knowledge of the Directors or Management, beneficially owned, controlled or directed directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all common shares of the Corporation, except the following persons:

Name of Shareholder	Number of Common Shares	Approximate % of Outstanding Shares
Wayzata Investment Partners LLC	19,991,044 common shares	19.99
Steelhead Partners, LLC	16,222,440 common shares	16.22
Restructuring Capital Associates L.P.	12,805,975 common shares	12.81

The information relating to the number of securities owned, controlled or directed by each person mentioned hereinabove is based upon public filings made by each person or company and has not been independently verified by the Corporation nor its Directors and Management.

SECTION 2 – BUSINESS OF THE MEETING

Placement of Tembec's financial statements

The consolidated financial statements for the fiscal year ended September 28, 2013 ("Fiscal 2013"), including the auditors' report thereon, are available on SEDAR at www.sedar.com or on the Corporation's website at www.tembec.com. Copies of such statements will also be available at the Meeting.

Election of Directors

There will be nine (9) nominees proposed to be elected at the Meeting as Directors of the Corporation. If elected, they will hold office until the next annual meeting of shareholders or until their successors are elected or appointed in accordance with the by-laws of the Corporation.

All of the proposed nominees for election to the Board are currently members of the Board and each was elected at our annual and special meeting of shareholders held on January 31, 2013, by at least a majority of the votes cast.

A "Majority Voting Policy" is in effect regarding the election of Nominee Directors. Additional information regarding this policy may be found under the heading "Majority Voting Policy" at page 45.

Unless authority to vote on the election of Directors is withheld, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby IN FAVOUR OF the election of each of the nine (9) nominees listed below or, in the event of any vacancies among such nominees (an event that the Management has no reason to believe will occur) IN FAVOUR OF the election of the remaining nominees and of any substitute nominees.

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Information Concerning Nominee Directors

Set forth below is information pertaining to the Nom minee Directors. The following information is based on data furnished by the Nominee Directors. The information with respect to ownership of common shares includes those shares beneficially owned, controlled or directed, directly or indirectly, by each of the Nominee Directors. Voting power and investment power are not shared with others, unless specifically stated. All information presented below is given as of November 21, 2013.

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Management Information Circular	7	Tembec Inc.

Management Information Circular	8	Tembec Inc.

(1)

Deferred Share Units issued under the Deferred Share Unit Plan for non-executive Directors Holdings include all vested and non vested DSUs. On November 21, 2013, a portion of the annual retainer has been paid to Directors via a front loaded grant of DSUs that are vesting over a three-year period under the DSU Plan. The DSU grant of November 21, 2013 is reflected in the DSU holding of each Director above.

(2)	Deferred Share Units issued under the new PCSU Plan (as defined hereinafter) for executives and other key employees. Holdings include all vested and non vested DSUs.

Management Information Circular	9	Tembec Inc.

The average age of the Nominee Directors is 60.

Certain Proceedings

To the knowledge of the Corporation and based on the information furnished by the Nominee Directors, none of the proposed nominees for election as Directors of the Corporation: (a) is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any corporation that: (i) while the Nominee Director was acting in that capacity was subject to a cease trade order (or an order similar to a cease trade order, including a management cease trade order) or an order that denied the relevant corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or (ii) was subject to a cease trade or similar order or an order that denied the relevant corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the Nominee Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the Nominee Director acted as director, chief executive officer or chief financial officer; (b) is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any corporation that: while the Nominee Director was acting as director or executive officer or within 1 year of the Nominee Director person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets, except that:

i)

Messrs. Norman M. Betts and James M. Lopez were directors of Tembec Inc. ("Former Tembec") and Tembec Industries Inc. for varying periods of time immediately prior to the completion of the recapitalization transaction that was completed on February 29, 2008 and approved at a meeting of the noteholders of Tembec Industries Inc. and at a special meeting of the shareholders of Former Tembec on February 22, 2008 (the "Recapitalization"), and Michel J. Dumas was a director of Tembec Industries Inc. prior to the Recapitalization;

ii)

At the request of Tembec, Mr. James M. Lopez and Mr. Michel J. Dumas were directors of Marathon Pulp Inc. when it was declared bankrupt after failing to file a proposal within 30 days of filing a notice of intention to file a proposal under the Bankruptcy and Insolvency Act (Canada) (the "BIA") in March 2009;

iii)

At the request of Tembec, Mr. Michel J. Dumas was a director of Gestion Papiers Gaspésia Inc. and its subsidiary, Papiers Gaspésia Inc., when they filed for protection under the Companies' Creditors Arrangement Act (the "CCAA") in January 2004. On July 4, 2005, the plan of arrangement submitted by Papiers Gaspésia Inc. and Papiers Gaspésia Limited Partnership to their creditors was homologated by the Court and has been fully implemented;

iv)	At the request of Tembec, Mr. Michel J. Dumas was a director of Jager Building Systems Inc. when it filed a voluntary assignment in bankruptcy under the BIA in September 2008;

v)	At the request of Tembec, Mr. Michel J. Dumas was a director of Temlam Inc. when it filed a voluntary assignment in bankruptcy under the BIA in September 2008;

vi)	Mr. Betts was a director of Starfield Resources Inc. when it filed a notice of intention to make a proposal to its creditors under the BIA in March 2013;

vii)	Mr. James N. Chapman was a director of Anchor Glass Container Corporation when it filed for bankruptcy in August 2005 due to high natural gas prices and excess leverage;

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viii)	Mr. James N. Chapman was a director of Chrysler LLC when it filed for protection from its creditors under Chapter 11 of the United States Bankruptcy Code in April 2009;

ix)	Mr. James N. Chapman was a director of American Media Inc. when it filed for voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in November 2010;

x)	Mr. Jacques Leduc was an executive officer of Microcell Telecommunications Inc. when it filed for and received protection under the CCAA in January 2003;

xi)

Mr. Jacques Leduc is a director of Terrestar Corporation since April 2006 and is Chief Financial Officer and Treasurer of Terrestar Solutions Inc. and Terrestar Networks (Canada) Inc. since November 2009. Terrestar Corporation, Terrestar Networks (Canada) Inc. and Terrestar Networks Holdings (Canada) Inc. filed for and received protection under Chapter 11 of the United States Bankruptcy Code on October 19, 2010;

xii)

Mr. Lorie Waisberg was a director of McWatters Mining Inc. when it initiated insolvency proceedings in 2001 and in 2004. Canadian securities regulators issued cease trade orders by reason of McWatters Mining Inc.'s failure to file required financial statements. The cease trade orders are no longer in effect and McWatters Mining Inc. has emerged from bankruptcy;

xiii)

Mr. Lorie Waisberg was a director of FMF Capital Group Ltd. when a subsidiary of FMF Capital Group Ltd., of which Mr. Waisberg was not a director, conveyed its assets to a trustee to facilitate the orderly wind-up of its business in May 2007.

None of the proposed nominees for election as Directors of the Corporation has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement after December 31, 2000 with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for the Nominee Director.

Attendance Record of Directors to Board and Committee Meetings

The Board has established the following three standing committees, each with its own written charter: the Corporate Governance and Human Resources Committee, the Audit Committee and the Environment, Health and Safety Committee. During Fiscal 2009, the Board created an ad hoc committee called the Special Committee for Strategic Purposes (the "Strategic Committee"). The Strategic Committee's mandate involves considering and advising the Board on matters of strategic importance to the Corporation. During Fiscal 2013, the Board created two ad hoc committees, namely the Capital Expenditure Committee (the "Capex Committee") and the Pension Committee. The Capex Committee's mandate was to review with Management the capital expenditure projects, benefits, and costs associated therewith to assure proper alignment with the Corporation's corporate strategy and the funds available and to make recommendations to the Board as appropriate. The Pension Committee's mandate was to oversee the Corporation's pension relief strategy and to make recommendations to the Board as appropriate. Both the Capex Committee and the Pension Committee were dissolved on November 21, 2013.

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The following table summarizes, for each of the current Directors, the number of meetings of the Board and its committees they have attended during Fiscal 2013.

Directors	Board	Audit Committee	Corporate Governance and Human Resources Committee	Environment, Health and Safety Committee	Strategic Committee	Capex Committee	Pension Committee
Norman M. Betts	14 of 14	5 of 5	n/a	n/a	n/a	2 of 2	n/a
James E. Brumm	14 of 14	n/a	5 of 5	n/a	n/a	n/a	n/a
James N. Chapman	14 of 14	n/a	5 of 5	n/a	13 of 13	n/a	n/a
James V. Continenza	14 of 14	n/a	5 of 5	n/a	13 of 13	1 of 2	n/a
Michel J. Dumas	14 of 14	n/a	n/a	4 of 4	n/a	n/a	n/a
Jacques Leduc	14 of 14	5 of 5	n/a	n/a	n/a	2 of 2	n/a
James M. Lopez	14 of 14	n/a	n/a	4 of 4	n/a	n/a	n/a
Pierre Lortie	14 of 14	n/a	n/a	4 of 4	n/a	n/a	7 of 7
Francis M. Scricco	13 of 14	n/a	5 of 5	n/a	n/a	n/a	7 of 7
David J. Steuart	14 of 14	n/a	n/a	4 of 4	n/a	n/a	n/a
Lorie Waisberg	14 of 14	5 of 5	n/a	n/a	n/a	n/a	7 of 7
Overall Attendance Record	99.35%	100%	100%	100%	100%	83.33%	100%

The table below summarizes the number of Board and committee meetings held during Fiscal 2013:

Meeting Type	Totals
Board	14
Audit Committee	5
Corporate Governance and Human Resources Committee	5
Environment, Health and Safety Committee	4
Strategic Committee	13
Capex Committee	2
Pension Committee	7
Total number of meetings held	50

Appointment and Remuneration of Auditors

KPMG LLP, chartered accountants, are currently the auditors of the Corporation. The Board, on the recommendation of its Audit Committee, proposes that KPMG LLP be re–appointed as auditors of the Corporation to serve until the end of the next annual shareholder meeting or until their successors are appointed.

It is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in favour of the appointment of KPMG LLP as auditors of the Corporation, at a remuneration to be fixed by the Board.

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Except where the authority to vote in favour of the appointment of the auditors is withheld, the persons whose names are printed on the form of proxy or voting instructions card intend to vote IN FAVOUR OF the appointment of KPMG LLP as auditors of the Corporation and authorizing the Board to determine their remuneration.

The following table shows fees paid to KPMG LLP in Canadian dollars in the past two fiscal years for various services provided to Tembec:

	Year Ended	Year Ended
	September 29, 2012	September 28, 2013
	($)	($)
Audit Fees	1,292,000	978,500
Audit-Related Fees	75,000	76,000
Tax Fees	106,000	159,000
Total	1,473,000	1,213,500

Audit Fees

These fees include professional services rendered by the external auditors for statutory audits of the annual financial statements and for other audits.

Audit-Related Fees

These fees include professional services that reasonably relate to the performance of the audit or review of the Corporation's financial statements. These services include accounting consultations related to accounting, financial reporting or disclosure matters not classified as "Audit Services"; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; financial audits of employee benefit plans; agreed upon or expanded procedures related to accounting records required to respond to or comply with financial, accounting or regulatory reporting matters.

Tax Fees

These fees include professional services for tax compliance, tax advice and tax planning. These services include review of tax returns, assistance with tax audits, capital structure, corporate transactions and other special purpose mandates approved by the Audit Committee.

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SECTION 3 – STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Role and Composition of the Corporate Governance and Human Resources Committee

The Corporate Governance and Human Resources Committee of the Board (the "Committee") is composed solely of independent Directors, namely Messrs. Francis M. Scricco (Chair), James E. Brumm, James Chapman and James V. Continenza. None of the members of the Committee is or has been indebted to the Corporation or any of its subsidiaries or has or has had an interest in a material transaction involving the Corporation.

The Committee is responsible for developing the Corporation's approach to the Board and corporate governance issues. The Committee reviews and reports to the Board annually on what ought to be the size, composition, profile and compensation of the Board. It also recommends candidates to be nominated for election or appointment as Directors and evaluates the Board's performance. The Committee also evaluates the performance of the Board's committees and the contribution of members of the Board and its committees. The Committee reviews, on an annual basis, the Board/Management relationship and recommends to the Board structures and procedures to ensure that the Board functions independently of Management. The Committee's charter may be found on the Corporation's website at www.tembec.com.

Each of the Committee's members has direct experience that is relevant to his responsibilities in executive compensation, as well as the skills and experience that enable him to make decisions on the suitability of the Corporation's policies and practices, including experience as members of compensation committees of other public companies. In particular, Mr. Scricco is currently or has been Chairman of the compensation committees of Visteon Corp., and Masonite Inc.; he also served as CEO of Arrow Electronics Inc., Inglis Ltd., and Proteon, Inc. and as such was involved in elaborating compensation policies and programs for those companies. Mr. Brumm was General Counsel and Compliance Officer of MIC and a Director of MIC and its parent company Mitsubishi Corporation for many years and was a member of Former Tembec's Pension Fund Advisory Committee and its Human Resources Committee and has been involved in applying and developing compensation policies and practices. Mr. Chapman is currently or has served on numerous compensation committees for private companies where he coordinated internal and external studies on executive compensation including but not limited to such topics as short term incentive compensation. Mr. Continenza is a Senior Executive who specializes in businesses across a variety of industries. He is Chairman of the Board of Eastman Kodak Company and has experience as Chief Executive Officer and Chief Operating Officer in numerous companies, including Anchor Glass Container Corp. (Interim Chief Executive Officer), Arch Wireless, Inc., and Teligent, Inc. This experience has enabled him to gain extensive knowledge on executive compensation, such as the review of compensation contracts, leadership and succession planning, the development of incentive plans, the analysis of the compensation market, the financial analysis of compensation plans, pension fund administration, the regulatory environment and the negotiation of employment conditions.

The disclosure under this section communicates the compensation provided to the President and Chief Executive Officer ("CEO"), Mr. James M. Lopez, the Executive Vice-President Finance and Chief Financial Officer ("CFO"), Mr. Michel J. Dumas and the three most highly compensated senior management executives of the Corporation for Fiscal 2013; namely, Mr. Christian Ribeyrolle, Executive Vice President, President, Specialty Cellulose, Mr. Dennis Rounsville, Executive Vice-President, President, Forest Products Group and Mr. Chris Black, Executive Vice President, President, Paper and Paper Pulp Group (all of whom are collectively referred to as the "Named Executive Officers" or "NEOs" of the Corporation; or individually as a "NEO" in this Circular). Also disclosed herein is data regarding compensation provided to Mr. Yvon Pelletier, former Executive Vice-President, President, Specialty Cellulose and Chemical Group, for Fiscal 2013. For the purpose of this Circular, Mr. Pelletier will also be referred to as a Named Executive Officer or NEO although he departed from the Corporation on February 15, 2013.

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During Fiscal 2013, the Committee reviewed the Corporation's compensation policies and practices, taking into account, risks associated therewith. The Committee has not identified any risks associated with the Corporation's compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation. The significant risks and uncertainties which could affect the Corporation are disclosed in the Management Discussion and Analysis accompanying the Corporation's financial statements. None of these risks are related to compensation policies and practices. There is no restriction imposed upon a NEO with respect to the purchase of financial instruments designed to hedge or offset a decrease in the value of the securities of the Corporation.

Executive Compensation Policy Objectives

The compensation philosophy for senior Management of the Corporation aims at optimizing the Corporation's performance by focusing on compensation which is based on performance and the achievement of predetermined objectives. The Committee is mandated by the Board to supervise and approve or recommend to the Board, depending on the level of seniority of the executive involved, the human resources practices and policies of the Corporation that support its strategy and objectives.

The executive compensation philosophy of the Corporation is designed to ensure both external and internal equity. External equity is ensured by linking the compensation policy to market compensation practices, as typically expressed in terms of market positioning. Internal equity is ensured by the consistent application of the policy to all covered executive positions, thereby ensuring that all incumbents are treated in a fair and equitable manner for performance at all levels. Such compensation philosophy is based on the following principles and guidelines and, as a consequence, the Corporation's total compensation for its Executive Officers is sensitive to the achievement of operational objectives that contribute to increasing shareholder value:

  Support the maximization of shareholder value by emphasizing incentive compensation over fixed compensation;

  Favor dependable and sustainable performance by ensuring that the CEO's compensation includes a significant portion of long-term incentives;

  Maintain a significant percentage of at-risk compensation for each senior Executive Officer;

  Identify a proper reference market and establish the desirable position for Tembec within such reference market both by compensation component and for total compensation; and

  Assess on a regular basis the aggregate compensation of each Executive Officer and the incentives to which they are subject in light of the Corporation's compensation philosophy and make the appropriate adjustment(s) if and when necessary.

Central to such compensation philosophy is the effective design and implementation of a long-term incentive program with the objectives to:

  Offer a significant incentive opportunity to the Executive Officers to create shareholder value over cycles ranging from 3 to 5 years;

  Promote retention of key contributors;

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  Offer superior rewards for superior results; and

  Maintain tax and cost effectiveness.

Decision Making Process and Compensation Consulting Services

Periodically, the Committee retains the services of independent compensation consulting firms to provide guidance and advice on executive compensations matters. During the past fiscal year, the Committee retained the services of Lyons, Benenson & Company ("Benenson") to review remuneration for non-executive Directors. Benenson reported directly to the Committee on this matter. The Committee also retained Towers Watson to provide consulting services in connection with pension-related matters. Neither Benenson nor Towers Watson has provided any services to the Corporation or to its affiliates, or to any of the Directors or Executive Officers, other than as described herein. The Committee is satisfied that it has appropriately fulfilled its mandate during Fiscal 2013.

Executive Compensation-Related Fees

The table below sets forth the fees incurred by the Corporation in connection with services provided by Benenson and Towers Watson in Fiscal 2012 and Fiscal 2013. During such years, Benenson and Towers Watson were not retained to perform other work for the Corporation. No mandate is given to Benenson and Towers Watson unless approved by the Committee.

	Executive Compensation – Related Fees
	Fees for Fiscal Year Ended September 29, 2012 ($)		Fees for Fiscal Year Ended September 28, 2013 ($)

Mandates	Towers Watson(1)	Lyons Benenson(1)	Towers Watson(1)	Lyons Benenson(1)
Fees for review of the
Long-Term Incentive Plan
for Executives and/or	n/a	22,620(4)	n/a	36,540(4)
Directors' Compensation
Compensation Review for
selected senior key	50,000	n/a	3,000	n/a
employees
Actuarial Pension Related
Fees(2)(4)	691,000	n/a	389,000	n/a
Other Consulting Fees(3)(4)	2,092,000	n/a	1,484,000	n/a
Total	2,833,000	22,620	1,876,000	36,540

(1)	Towers Watson services were first retained by the Corporation in November 2002 and Lyons Benenson services were first retained by the Corporation in August 2011.
(2)	Includes fees related to year-end accounting and actuarial valuations for the funding and accounting of Canadian and United States pension plans.
(3)

Includes fees related to actuarial valuations for the accounting of post-retirement and post-employment benefit plans, monitoring of pension trust investment performance, general pension and investment consulting, general employee group benefits consulting and general compensation consulting (including Canada, United States and France). Also includes fees for administration services for United States pension plans and, effective January 1, 2012, for Canadian pension plans.

(4)	Exchange rates used to convert U.S. dollars into Canadian dollars: 0.9832 for Fiscal Year 2012 and 1.0303 for Fiscal Year 2013.

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Comparative Group

For Fiscal 2013, the Corporation's compensation practices were compared to the comparator group provided in the table below:

Industry	Corporation
Paper and Forest Products	Resolute Forest Products (formerly AbitibiBowater Inc.)
Canfor Corporation
Cascades Inc.
Catalyst Paper Corporation
Domtar Corporation
International Forest Products Corporation
Norbord Inc.
West Fraser Timber Co. Ltd
Industrial Manufacturing	GerdauAmeristeel Corporation
ShawCor Ltd.

The ten (10) corporations part of the comparator group have been selected on the basis of meeting most or all of the following characteristics that are common to the Corporation:

  Listed companies;

  Comparable in size;

  Companies in the pulp, paper, forest products, basic materials, and/or other capital intensive industry; and

  Companies that have either lost executives to or attracted executives from the pulp, paper and forest products industry.

The Committee considers that the abovementioned characteristics that the corporations in the comparator group share with the Corporation allow a better understanding and benchmarking of the competitiveness of remuneration for senior executives and the fees of non-executive Directors.

Equity Ownership Requirement

On November 15, 2011, the Board adopted an equity ownership and holding requirement policy (the "Ownership Requirement") in order to further align the interests of shareholders and NEOs as well as other executives and key employees. The Ownership Requirement must be met by participants in the new long term incentive plan within five years from the date of the participants' first grant of units thereunder and must be maintained as long as they remain participants in the new long term incentive plan. Pursuant to this Ownership Requirement, NEOs are required to own securities1 equal to various multiples of their salaries, as follows:

__________________________________________
1 In determining a participant's Ownership Requirement, all common shares held by the participant and the vested DSUs credited to his or her account pursuant to the new long term incentive plan shall be considered.

Management Information Circular	17	Tembec Inc.

  CEO – 3 times base salary;

  Executive Vice Presidents – 1.75 times base salary.

Target Market Position

Each component of the compensation package (base salary, short-term incentives, long-term incentives, pension, benefits and perquisites) are separately considered for purposes of benchmarking across the comparator group. The Committee approves the formula and target amount for each component of compensation separately based on the Corporation's financial goals. Each component by itself could be slightly below or above the median. However, the total target value of the compensation package comprised of all the components is positioned at or near the median of the benchmark results.

Elements of the Executive Compensation

The following table presents the key components of executive compensation, whether such component represents fixed or variable compensation, their form and performance period.

Component	Type	Form	Performance Period	Payouts Based On	Market Positioning
Base Salary	Fixed	Cash	One year	Adjustments based on individual performance and market trends	Target = 95% of median
Short- Term Incentives	Variable	Cash/Shares	One year	Corporate results and/or Operational performance	Target = median
Long- Term Incentives	Variable	Performance- Conditioned Share Units	Three years	(i) Minumum stock market performance and (ii) total shareholder return compared to peer group(1)	Target = amount required to position target total compensation at median assuming that salary is at 95% of median
Pension (2)	Fixed	Employer- provided value	One year (linked to applicable pensionable earnings)	Accrued entitlement	Competitive in local market
Benefits	Fixed	Indirect compensation	One year (linked to salary)	Coverage based on a mix of fixed and salary-based components	Target = market median
Perquisites	Fixed	Indirect compensation	Not performance- driven	Actual usage cost with a maximum	Below market, minimal
Total Compensation				Emphasis on at-risk performance-driven pay	Target = median

(1)	Both performance measures need to be met.
(2)	Christian Ribeyrolle is not eligible to participate in the Canadian pension plans.

The target weightings of each component intend to put more emphasis on the at-risk compensation of each senior executive to ensure his alignment with shareholders' interest. The relative weighting of each component of direct compensation is aligned with each senior executive's ability to influence the short and long-term performance of the Corporation.

Management Information Circular	18	Tembec Inc.

Pay Mix

The following table sets forth the percentage of each component of the total compensation package for the NEOs in accordance with the above stated compensation policy and the effect of the assumed achievement of target performance on the compensation programs for Fiscal 2013.

Name	Base Salary (%)	Short- term Incentive (%)	Long-term Incentive (%)	Pension and Benefits (%)	Perquisite (%)	Total Target Compensation (%)	Total at-risk Compensation (%)
James M. Lopez	42	28	22	8	0	100	50
Michel J. Dumas	49	24	17	9	1	100	41
Chris Black	49	24	17	9	1	100	41
Christian Ribeyrolle	53	27	18	0	2	100	45
Dennis Rounsville	49	24	17	9	1	100	41
Yvon Pelletier	49	24	17	9	1	100	41

Pay Leverage

The Corporation's emphasis on variable at-risk pay results in a highly leveraged total compensation opportunity for its executives. Total compensation will be below the market median when performance objectives are not met and, conversely, will exceed the median when achieved performance is above objectives.

Base Salary

The base salary component of the executive compensation aims to reflect salaries offered for positions involving similar responsibilities and complexities as well as the responsibilities, performance, ability, skills and experience of Executive Officers.

Given that the Corporation has chosen to put more emphasis on variable compensation, it uses a salary structure based on scales with a midpoint set at 95% of the comparator group median for equivalent positions. Base salaries within each scale range from 85% to 130% of the midpoint. The actual base salaries reflect the NEO's respective experience, responsibilities and contribution to the Corporation's success, as well as the evolution of the comparator group's compensation practices. The CEO's salary is determined at the sole discretion of the Board. Salaries of other NEOs are also determined by the Board following a recommendation by the CEO to the Committee.

Management Information Circular	19	Tembec Inc.

The following table compares the components of direct compensation of the NEOs against the median for the comparator group as at September 28, 2013.

Name	Salary	Short Term Incentive	Long Term Incentive	Target Bonus	Total Direct Compensation
James M. Lopez	Above Median	Below Median	Below Median	Below Median	Below Median
Michel J. Dumas	Above Median	Below Median	Below Median	Below Median	Below Median
Christian Ribeyrolle	Below Median	Below Median	Below Median	Below Median	Below Median
Chris Black	Below Median	Below Median	Below Median	Below Median	Below Median
Dennis Rounsville	Below Median	Below Median	Below Median	Below Median	Below Median
Yvon Pelletier	Below Median	Below Median	Below Median	Below Median	Below Median

Short-Term Incentive Plan

The purpose of the Corporation's short-term incentive plan ("STIP") is to support the achievement of short-term objectives that contribute to the execution of the Corporation's strategy in order to maximize shareholder return. This is accomplished by aligning executives' pay with the achievement of predetermined performance objectives measured with key and objective financial performance indicators, as the Committee considers that such performance is closely related to and reflects the Executive Officer's performance.

The Committee approved the financial performance indicators and objectives of the STIP for Fiscal 2013 at the beginning of such fiscal year. The financial performance indicators and objectives are based on the Corporation's operating plans for the year as approved by the Board. Members of the Board participate in the Corporation's annual budget and strategic planning meeting where an annual operating budget is approved and which partially forms the basis from which the Committee formulates corporate performance indicators and related performance objectives to be used under the STIP. The plan design specifies the threshold, target and maximum annual incentive award as a percentage of base salary. These percentages vary based on the level of the position held. The threshold represents the minimum level of performance. There is no payout under the STIP where performance is less or equal to the threshold. The target represents the level of performance required to receive 100% payout under the STIP. Where performance level meets the maximum objective established, the NEO’s and other STIP participants will receive a payout of 200% under the STIP. In November 2011, the Corporation amended the STIP program such that, until the Ownership Requirement has been met, a portion of any cash otherwise payable pursuant to the STIP program to NEOs and other executives and key employees participating in the new long term incentive plan (less any applicable withholdings) be paid to a broker or custodian for the purchase on behalf of the participant of common shares of the Corporation on the open market, which portion for the NEOs shall be as follows:

  CEO – 100%
  CFO – 50%
  Executive Vice Presidents – 25%

Management Information Circular	20	Tembec Inc.

For Fiscal 2013, payout percentages of actual base salary established for the STIP to be awarded to the NEOs are set out below:

Name	Minimum (%)	Target (%)	Maximum (%)
James M. Lopez	0	65	130
Michel J. Dumas	0	50	100
Christian Ribeyrolle	0	50	100
Dennis Rounsville	0	50	100
Chris Black	0	50	100
Yvon Pelletier	0	50	100

The following table summarizes the Fiscal 2013 performance indicators applicable to Messrs. Lopez and Dumas:

For Fiscal 2013, the Committee established a STIP objective for Messrs. Lopez and Dumas solely based on the level of EBITDA achieved by the Corporation (“Corporate Objective”). Accordingly, Mr. Lopez received a STIP award of $337,480 for Fiscal 2013 which represented 59% of a target STIP of $572,000. In the prior fiscal year, Mr. Lopez did not receive a STIP award vs. a STIP Target of $572,000. Mr. Dumas received a STIP award of $119,770 for Fiscal 2013, which represented 59% of a target STIP of $203,000. In the prior fiscal year, Mr. Dumas did not receive a STIP award vs. a STIP target of $203,000.

The following table summarizes the Fiscal 2013 performance indicators applicable to Mr. Ribeyrolle:

Management Information Circular	21	Tembec Inc.

For Fiscal 2013, the Committee established STIP objectives for Mr. Ribeyrolle based on the Corporate Objective and several other performance indicators related to the results of the Specialty Cellulose and Chemical Group, including objectives stated in terms of EBITDA margin, efficiency, and manufacturing costs. Mr. Ribeyrolle received a STIP award of $103,5692 which represented 61.9% of a target STIP award of $167,316. In the prior fiscal year, Mr. Ribeyrolle received a STIP award of $55,861 which represented 80.3% of a target STIP of $69,5863. For Fiscal 2013 until his departure from the Company, Mr. Pelletier was subject to the same performance indicators as those established for Mr. Ribeyrolle and described above. Mr. Pelletier, having departed the Corporation in February 2013, was not entitled to any STIP award during Fiscal 2013. In the prior fiscal year, Mr. Pelletier received a STIP award of $24,192 which represented 14.4% of a target STIP award of $168,000.

The following table summarizes the Fiscal 2013 performance indicators applicable to Mr. Rounsville:

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2 Mr. Ribeyrolle's salary is paid in Euros and expressed herein in dollars for comparative purposes. For Fiscal 2013, the exchange rate used is the exchange rate applicable for the Euro as at September 27, 2013 being 1 Euro is equal to $1.3943.
3 For Fiscal 2012, the exchange rate used is the exchange rate applicable for the Euro as at September 28, 2012 being 1 Euro is equal to, $1.2646.

Management Information Circular	22	Tembec Inc.

For Fiscal 2013, the Committee established STIP objectives for Mr. Rounsville4 based on the Corporate Objective and several other performance indicators related to the results of the Forest Products Group, including objectives stated in terms of the Group’s EBITDA, machine efficiency, and net working capital levels. Mr. Rounsville received a STIP award of $122,310, which represented 75.5% of a target STIP award of $162,000. In the prior fiscal year, Mr. Rounsville had received a STIP award of $75,249, which represented 46.45% of a target STIP award of $162,000.

The following table summarizes the Fiscal 2013 performance indicators applicable to Mr. Black:

For Fiscal 2013, the Committee established STIP objectives for Mr. Black based on the Corporate Objective and several other performance indicators related to the results of the Paper and Paper Pulp Group. Mr. Black received a STIP award of $114,820, which represented 70.6% of a target STIP award of $162,725. In the prior fiscal year, Mr. Black had received a STIP award of $37,898, which represented 24.5% of a target STIP award of $155,000.

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4 Mr. Rounsville ceased to act as an officer of the Corporation on October 15, 2013.
5 As of October 15, 2013, Mr. Black has taken additional responsibilities as Executive Vice President, Forest Products, Paper and Paper Pulp Group.

Management Information Circular	23	Tembec Inc.

In the tables above, all performance indicators are GAAP financial measures, except for the following:

Cash Flow	EBITDA less capital expenditures, excess pension payments and interest and financing plus proceeds from planned divestitures.
Cost/Unit	For a given period, the sum of variable and fixed input costs (fibre, energy, chemicals, labour, etc.) divided by the saleable production for the same period.
Delivered Cost/Unit	Total manufacturing costs plus freight and delivery charges for a given period divided by the amount of units sold in the period.
EBITDA	Sales less cost of sales and selling, general and administrative expenses meaning it represents operating earnings before depreciation, amortization and other specific or non-recurring items.
EBITDA Margin	EBITDA divided by total sales.
Machine Efficiency	Ratio of saleable production achieved during operational periods versus capacity.
Net Working Capital	At a given date, the sum of accounts receivable, inventory and prepaid expenses less accounts payables and accruals.
Net Working Capital Day of Sales	For a given period, the average of Net Working Capital divided by the daily sales.

Long-Term Incentives

The objective of the Corporation's long-term incentive program is to link executive pay with the long-term corporate operational and financial market performance, to retain key executives and to contribute to providing them with a competitive total compensation opportunity.

Performance-Conditioned Share Unit Plan

On November 15, 2011, the Board decided to replace the Performance-Conditioned Restricted Share Unit Plan (the "PCRSU Plan") with a Performance-Conditioned Share Unit Plan ("PCSU Plan"). Accordingly, the Corporation no longer grants PCRSUs under the former PCRSU Plan. Executive Officers, including NEOs, and other key employees are eligible to participate in the PCSU Plan. Under the PCSU Plan, NEOs will be granted annually a specified number of performance-conditioned share units ("PCSUs") or deferred share units ("DSUs")6 that vest over successive three-year periods based on total shareholder return over the performance period as determined relative to a peer group and the change in value of the Corporation's weighted average share price over the performance period. The purpose of the PCSU Plan is to promote a greater alignment of interests between the NEOs and the shareholders of the Corporation by focusing on achieving and sustaining increases in shareholder value and to enhance the Corporation's ability to attract and retain executives and key employees of the Corporation and its subsidiaries.

____________________________
6 In a calendar year during which a participant in the PCSU Plan does not meet the Ownership Requirement, such participant shall only be entitled to be granted DSUs until his or her Ownership Requirement is met and no PCSUs shall be granted to such participant until such Ownership Requirement is met.

Management Information Circular	24	Tembec Inc.

The target annual long-term incentive opportunities for NEOs are as follows (as a percentage of actual base salary):

Name	Target (%)
James M. Lopez	50
Michel J. Dumas	35
Christian Ribeyrolle	35
Dennis Rounsville	35
Chris Black	35
Yvon Pelletier	35

Under normal circumstances, the size of a PCSU or DSU grant is determined by multiplying the actual base salary of a NEO by the corresponding target percentage as set forth in the above table and dividing the result by the price of the common shares of the Corporation ("Price") on a given date ("Effective Date"), except where the Effective Date falls during a black-out period, in which case the Price shall be computed on the basis of the weighted average market value of the common shares of the Corporation on the TSX for the five (5) trading days preceding the sixth (6th) full trading day immediately following the day on which a black-out period ends. For the purposes of Fiscal 2013 DSU grants, the Price used to compute the number of DSUs granted was established at $1.95. 7

The grant of DSUs to the NEOs for the performance period covering Fiscal 2013 to Fiscal 2015 inclusively is set forth in the table below.

Name	Grant Date	Performance Period	Number of DSUs Granted during Fiscal 2013
James M. Lopez	November 14, 2012	Fiscal 2013 to Fiscal 2015	225,641
Michel J. Dumas	November 14, 2012	Fiscal 2013 to Fiscal 2015	72,872
Christian Ribeyrolle	November 14, 2012	Fiscal 2013 to Fiscal 2015	11,980
	February 15, 2013	Fiscal 2013 to Fiscal 2015	24,930(1)
Dennis Rounsville	November 14, 2012	Fiscal 2013 to Fiscal 2015	58,154
Chris Black	November 14, 2012	Fiscal 2013 to Fiscal 2015	55,641
Yvon Pelletier(2)	November 14, 2012	Fiscal 2013 to Fiscal 2015	60,308

(1)	DSUs granted to Christian Ribeyrolle on February 15, 2013 based on an average share price of $3.08.
(2)	Given Mr. Pelletier's departure, all DSUs granted under the PCSU Plan and not vested at such time have been forfeited. As at the time of Mr. Pelletier's departure, none of the DSUs granted had vested.

The PCSUs and the DSUs vest based on performance over a cumulative three-year period with respect to performance measures established at the start of such three-year period. Following the completion of a performance period, the Committee assesses the performance in light of the measures identified for such performance period and determines the percentage of performance achieved, which percentage will be within the range of 0% and 100%, and will be the percentage of PCSUs or DSUs which will vest in relation to such performance period. In no event may the percentage of PCSUs or DSUs which vest at the end of the three years exceed 100%.

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7 This Price represents the average value weighted trading price of the common shares of the Corporation on the TSX for the five (5) trading days preceding the sixth (6th) full trading day immediately following the day on which a Black-Out Period ends.

Management Information Circular	25	Tembec Inc.

The performance measures established by the Committee for Fiscal 2013 to Fiscal 2015 performance period ("Performance Period") are as follows:

  The Corporation's total shareholder return ("TSR") relative to a peer group for the Performance Period ("Relative TSR") shall be equal to or exceed the peer group median TSR; and

  The Corporation's TSR over the Performance Period shall be at least 10 percent ("Minimum TSR").

With respect to the Performance Period, provided that Minimum TSR is met for the Performance Period, the DSUs that will vest will be determined as follows:

Performance Indicator	Weight (%)	Threshold	Target	Comments
Relative TSR	100	90% of the Peer Group median TSR	Peer Group median TSR and above	Between 90 and 100 percent of the Peer Group median TSR, Units will be earned on a straight line formula.
Vesting Percentage		50%	100%

 In the event of a participant's retirement, death or disability, all vested PCSUs, DSUs and a pro rata portion of PCSUs or DSUs relating to any performance period ending in the fiscal year during which the cessation of employment due to retirement, death or disability occurs shall be paid in accordance with the terms of the PCSU Plan. PCSUs and DSUs related to any performance period ending after the end of the fiscal year in which the date of death, disability or retirement occurs shall be cancelled. In the event of an involuntary termination other than for cause, all vested PCSUs and vested DSUs shall be paid and any unvested PCSUs and unvested DSUs shall be cancelled. In addition, in the event of involuntary termination, including involuntary retirement, within 12 months following a change of control of the Corporation, all vested PCSUs and vested DSUs and a pro rata portion of PCSUs or DSUs relating to any performance period ending in the fiscal year during which such cessation of employment occurs shall be paid in accordance with the terms of the PCSU Plan. PCSUs and DSUs related to a performance period ending after the end of the fiscal year in which such involuntary termination occurs shall be cancelled.

Vested DSUs shall be credited to a participant's account and only be redeemable, and the value thereof payable, after the participant ceases to act as an employee of the Corporation. Once a participant ceases to act as an employee of the Corporation, such participant shall receive a cash payment (less any applicable withholdings) equal to the value of vested DSUs, which shall be determined as the product of the number of vested DSUs to be paid multiplied by the average market value of the common shares of the Corporation over the last thirty (30) trading days prior to the date on which a participant ceases to be an employee. In satisfaction of vested PCSUs, participants shall receive a cash payment (less any applicable withholdings) equal to the product of the number of vested PCSUs multiplied by the average market value of the Corporation's common shares over the last thirty (30) trading days prior to the settlement date to be determined by the Committee at the start of the Performance Period. Payments shall be made no later than thirty (30) days following the settlement date (or date of involuntary termination, death or disability, if applicable). Upon payment in satisfaction of vested PCSUs and DSUs, such vested PCSUs and DSUs shall be cancelled.

The Committee shall have full and complete authority to interpret the PCSU Plan, to prescribe such rules and regulations and to make such other determinations as it deems necessary or desirable for the administration of the PCSU Plan. The Board may, from time to time, amend, suspend or terminate the Plan in whole or in part. In such event, the rights of a participant shall not be adversely affected, except with the consent of the affected participant.

Management Information Circular	26	Tembec Inc.

Former PCRSU Plan

The PCRSU Plan was introduced in fiscal 2008 and terminated at the end of fiscal 2011. Executive Officers, including NEOs, and other key employees were eligible to participate in the PCRSU Plan. Under the PCRSU Plan, participants were granted a specified number of performance-conditioned restricted share units ("PCRSUs") that vested over a three-year period if certain corporate performance objectives established by the Committee were met. The purpose of the PCRSU Plan was to enhance the Corporation's ability to attract and retain executives and key employees of the Corporation and its subsidiaries and to promote a greater alignment of interests between such individuals and the shareholders of the Corporation and to provide a performance incentive for the attainment of pre-established performance objectives.

The size of a PCRSU grant was determined by multiplying the actual base salary of a NEO by the corresponding target percentage and dividing the result by a target share price. It should be noted that the final allocation of PCRSUs to participants, including the NEOs, was based on an evaluation by the Committee of the anticipated individual contribution to the attainment of the performance objectives associated with the PCRSU Plan.

A portion (Tranche 1) of each award vested based on performance over three successive one-year periods with respect to performance measures established at the start of each one-year period. Another portion (Tranche 2) of each award vested based on performance over a cumulative three-year period with respect to performance measures established at the start of such three-year period. Following the completion of a performance period, the Committee assessed the performance in light of the measures identified for such performance period and determined the percentage of performance achieved, which percentage could be within the range of between 0% and 200%, and would be the percentage of PCRSUs which will vest in relation to such performance period.

Participants received a cash payment (less any applicable withholdings) in satisfaction of vested PCRSUs equal to the product of the number of vested PCRSUs multiplied by the average market value of the Corporation's common shares over the 5 trading days preceding the settlement date, which the Committee has established as November 30, 2011. Payments were made no later than thirty (30) days following the settlement date.

Former Long-Term Incentive Plan

Under the stock purchase section of the Former Long-Term Incentive Plan (the "Former LTIP"), participants in the Former LTIP were granted an annual entitlement to purchase shares, without any financial assistance from the Corporation, determined by multiplying the individual's base salary by a factor applicable to the position.

Options are exercisable at a price per share equal to the weighted average closing price of the Corporation's common shares on the TSX during the five trading days preceding the date of the option grant. As result of the Recapitalization that was completed on February 29, 2008, the exercise price of the then issued and outstanding options were increased 17.1 times and the number of options was reduced by the same factor. As a result, it is likely that most of these options will expire "out of the money" and not provide any compensation to their holders.

Any options granted under the Former LTIP will terminate on the date of expiration specified in the notice of grant, such date being no later than ten years after the date the option is granted or as otherwise specified in the event of the optionee's death or ceasing to be an employee of the Corporation.

Management Information Circular	27	Tembec Inc.

The Board may, subject to approval of the Toronto Stock Exchange (the "TSX"), amend or terminate the Former LTIP at any time but, in such event, the rights of employees will be preserved and maintained.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets out certain details with respect to the Former LTIP, which is the only compensation plan of the Corporation under which equity securities of the Corporation are authorized for issuance as at September 28, 2013.

Equity compensation plans approved by securityholders(1)	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans(2)
Equity compensation plans approved by security holders.	95,852	$60.09	205,490
Equity compensation plans not approved by security holders.	n/a	n/a	n/a
Total	95,852	$60.09	205,490

(1)	The Corporation does not maintain any equity compensation plan not approved by securityholders.
(2)	Excludes securities to be issued upon exercise of outstanding options.

As of November 29, 2013, the total number of common shares of the Corporation remaining available for issuance under the Former LTIP was 301,342 or approximately 0.3% of the issued and outstanding common shares of the Corporation. During the period from September 28, 2013 to November 29, 2013, a total of 4,238 options to purchase 4, 238 common shares expired and a total of 1,031 options to purchase 1,031 common shares were forfeited. A total of 90,583 options to purchase 90,583 common shares, representing 0.1% of the issued and outstanding common shares of the Corporation, were outstanding under the Former LTIP as of November 29, 2013.

Pension, Benefits and Perquisites

The Corporation provides a competitive package of indirect compensation designed to ensure a competitive and adequate level of coverage for all employees, including our senior executives. The role of pension, benefits and perquisites is to complement the government-provided programs coverage and to promote employee wellness while they serve the Corporation.

The Corporation provides retirement benefits to the NEOs through a combination of basic and supplementary plans as described hereafter. The following paragraphs present all plans in which NEOs have accrued service since becoming an employee of the Corporation.

Basic Retirement Plan – Defined Benefits for Messrs. Lopez, Dumas and Pelletier

For services performed prior to January 1, 2000, the basic retirement plan provides for a pension of 1.0% multiplied by $100,000 (indexed annually based on the increase in the maximum pension tax limit), multiplied by the years of credited service up to December 31, 1999. At termination of employment, the accrued pension is payable from age 65. Early retirement is possible from age 55 and the pension is reduced by 5/12ths of 1% for each month between the date of early retirement and the date the employee attains the age of 60. The pension is unreduced from age 58 if the sum of age and credited service (i.e. points) is at least 80.

Management Information Circular	28	Tembec Inc.

Basic Retirement Plan – Defined Benefits for Mr. Rounsville

The basic retirement plan provides a pension of 1.0% of the final average earnings (i.e. average salary and bonus over the 60 consecutive months during his last 120 months of service which afford the highest such average) multiplied by years of credited service up to November 1, 2005, plus 0.5% of final average earnings multiplied by years of additional credited service accrued before November 1, 2005, subject to tax limits. At termination of employment, the accrued pension is payable from age 65. Early retirement is possible from age 55, and if the points are at least 80, the pension is reduced by 3/12th of 1% for each month between the date of early retirement and the date the employee would have attained the age of 60 (age 65 if less than 80 points at retirement).

Basic Retirement Plan – Defined Contribution for all NEOs, except for Christian Ribeyrolle8

Effective January 1, 2000 (November 1, 2005 for Mr. Rounsville), the basic plan provides a defined contribution of 6% of earnings (base salary and short-term incentive). For Messrs. Lopez, Dumas and Pelletier, the earnings in the above formula were capped at $100,000 per year from January 1, 2000 to December 31, 2009.

For the period from January 1, 1990 to November 1, 2005, Mr. Rounsville's defined contribution was 1% of pensionable earnings up to the Year's Maximum Pensionable Earnings, as defined by applicable tax legislation, plus 4% of pensionable earnings in excess of the Year's Maximum Pensionable Earnings, subject to tax limits.

The return credited on the defined contribution plan is based on the actual return of the underlying fund(s) selected by each individual.

Supplementary Pension Plan – Defined Benefits for Messrs. Lopez, Dumas and Pelletier

This plan provides a defined benefit pension of 1.6% of the average of the best consecutive five years of earnings (base salary and short-term incentive) of the last ten years multiplied by years of credited service reduced by the defined benefits pension payable from the Basic Retirement Plan and further reduced by 0.6% of $100,000 multiplied by years of credited service on and after January 1, 2000. At termination of employment, unless the participant is terminated for cause, the accrued pension is payable from the normal retirement date (i.e. age 65). Subject to the approval of the Committee, early retirement is possible beginning at age 55. Upon early retirement, the pension is reduced by 5/12ths of 1% for each month between the date of early retirement and the last day of the month during which the employee attains the age of 60 or, if earlier and subject to the approval of the Committee, the date the employee would have attained the age of 58 with 80 points.

Effective January 1, 2010 and at their request, Messrs. Lopez, Dumas and Pelletier stopped accruing credited service under the defined benefit supplementary pension plan. They participate in the Supplementary Defined Contribution Plan for all NEOs described hereafter. As a result of this change and other pension plan changes adopted by Tembec, there will be no management employees accruing credited service under a defined benefit plan after July 1, 2010. From that date, eligible management employees will accrue pension benefits under the defined contribution portion of the Basic Retirement Plan described above (i.e. defined contribution of 6% of earnings).

____________________________
8 Christian Ribeyrolle is not eligible to participate in the Canadian pension plans.

Management Information Circular	29	Tembec Inc.

Supplementary Defined Benefits for Mr. Rounsville

The supplementary defined benefit pension payable corresponds to the portion of the defined benefit pension which cannot be paid under the basic defined benefits pension plan of Mr. Rounsville due to tax limits.

Supplementary Defined Contribution Plan for all NEOs, except for Christian Ribeyrolle9

Effective January 1, 2008, (January 1, 2010 for Messrs. Lopez, Dumas and Pelletier) the annual accruals corresponds to the excess of 10% of earnings (base salary and STIP) over Tembec's contribution to the basic defined contribution pension plan for the same period. These accruals are accrued with interest based on the yield on the DEX 91 Day T-Bill Index plus 3% per annum. At termination of employment, other than for cause, the accrued balance is payable in instalments over a period of approximately 10 years.

Benefits

The objective of the Corporation is to provide adequate and competitive protection to its executives and their families against effects resulting from health related complications. Periodically, the Corporation retains external consultants to benchmark the benefit plans offered by the Corporation to its Executives Officers with those of a comparator group. The benefits that are made available to Executives Officers, including NEOs, by the Corporation include only those that are available equally to all employees: Basic and Dependent Life Insurance, Accidental Death & Dismemberment Insurance, Health Insurance, Dental Insurance (and British Columbia Medical Service Plan for British Columbia residents).

Perquisites

The Corporation offers a very limited number of perquisites. Executives Officers, including NEOs, are entitled to have an annual complete medical check-up. In addition, the Corporation assumes the annual fees incurred by certain senior executives for financial and tax counselling. The Corporation does not reimburse any fitness club, sport club or business club membership fees.

Performance Graph

The following performance graph shows the change in the cumulative total shareholder return on the Corporation's common shares compared with the S&P/TSX Composite Total Return Index and the S&P Global Timber and Forestry Total Return Index over the period of September 25, 2009 to September 27, 2013, assuming a $100 investment on September 25, 2009. The year-end value of the share as at September 27, 2013 was $2.41.

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9 Christian Ribeyrolle is not eligible to participate in the Canadian pension plans.

Management Information Circular	30	Tembec Inc.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid. The calculation excludes trading commissions and taxes. Total shareholder returns from each investment, whether measured in dollars or percentage terms, can be calculated from the year-end investment values in the graph below.

	September	September	September	September	September
	2009	2010	2011	2012	2013
Tembec Inc. (1)	100	228	275	236	274
S&P/TSX Composite Total Return Index (2)	100	112	108	120	129
S&P Global Timber and Forestry Total Return Index (2)	100	119	104	123	156

(1)	Tembec has not paid any dividend.
(2)	The S&P/TSX Composite Total Return Index and the S&P Global Timber and Forestry Total Return Index are adjusted to reflect the reinvestment of cash dividends paid.

The above table shows that an investment in the Corporation's common shares from September 2009 to September 2013 outperformed the S&P/TSX Composite Total Return Index and the S&P Global Timber and Forestry Total Return Index.

The NEO's Compensation is determined in accordance with the principles set forth above and is not specifically based on the performance of the Corporation's common shares on the TSX due to the fact that the price of the common shares is affected by external factors beyond the Corporation's and the NEO's control. Consequently, the Corporation cannot establish a direct relation between the evolution of the total compensation of the NEOs and the price of the common shares since 2008. During the period covered by the performance graph, NEOs' salaries reflect their respective scope of responsibilities, skills, experience and contribution to the Corporation's success, as well as the evolution of the comparators group's compensation practices.

Management Information Circular	31	Tembec Inc.

Summary Compensation Table

The following table provides a summary of the compensation earned by each of the NEOs during the fiscal year ended September 28, 2013, September 29, 2012 and September 24, 2011. As in prior years, for convenience and year-over-year comparability, annual figures presented represent compensation paid for the period between October 1, 2012 and September 30, 2013. This one-year period is consistent with how the Committee administers executive compensation.

Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)(3)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($) (4)
James M. Lopez President and Chief Executive Officer	2013	880,000	440,000(1)	337,480	(70,600)	0	1,586,880
	2012	880,000	440,000(2)	0	(72,600)	53,053(8)	1,300,453
	2011	880,000	801,028(3)	211,200	(25,800)	18,642(6)	1,885,070
Michel J. Dumas Executive Vice- President, Finance and Chief Financial Officer	2013	406,000	142,100(1)	119,700	67,900	0	735,700
	2012	406,000	142,100(2)	0	(252,800)	82,526(8)	377,827
	2011	401,500	534,019(3)	64,960	20,000	24,855(6)	1,045,334
Christian Ribeyrolle Executive Vice President, President, Specialty Cellulose	2013	334,632 (10)	100,146(1)	103,569(10)	n/a (9)	0	538,347 (10)
	2012	231,954(10)	22,298	55,861(10)	n/a(9)	0	310,113(10)
	2011	243,360(10)	n/a	90,639(10)	n/a(9)	0	333,999(10)
Dennis Rounsville Executive Vice- President, President, Forest Products Group	2013	324,000	113,400(1)	122,310	61,300	0	621,010
	2012	324,000	113,400(2)	75,249	44,200(11)	75,000(7)	631,849(11)
	2011	321,000	373,813(3)	50,285	(32,100)	0	712,998
Chris Black Executive Vice President, President, Paper and Paper Pulp Group	2013	313,875	108,500(1)	114,820	42,900	0	580,095
	2012	306,250	106,750(2)	37,898	34,400	0	485,298
	2011	296,250	302,611(3)	59,983	35,600	0	694,444
Yvon Pelletier Executive Vice President, President, Specialty Cellulose and Chemical Group	2013	149,044	117,600(1)	0	(65,200)	0	201,444
	2012	336,000	117,600(2)	24,192	(37,300)	0	440,492
	2011	331,500	400,514(3)	91,022	26,000	0	849,036

(1)

The amount shown represents value of grant of DSUs on November 27, 2012 that vest over a period of three years (Fiscal 2013 – Fiscal 2015). Christian Ribeyrolle received a second grant on February 15, 2013 which will vest over the same period. For each NEO, the value of the grant is calculated as a percentage of actual base salary. Such percentage is equal to 35% for all NEOs except for Mr. Lopez whose percentage is set at 50%. Given Mr. Pelletier's departure, all DSUs granted under the PCSU Plan and not vested at such time have been forfeited. As at the time of Mr. Pelletier's departure, none of the DSUs granted had vested.

Management Information Circular	32	Tembec Inc.

(2)

The amount shown represents value of grant of DSUs on January 26, 2012 that vest over a period of three years (Fiscal 2012 – Fiscal 2014). For each NEO, the value of the grant is calculated as a percentage of actual base salary. Such percentage is equal to 35% for all NEOs except for Mr. Lopez whose percentage is set at 50%. Given Mr. Pelletier's departure, all DSUs granted under the PCSU Plan and not vested at such time have been forfeited. As at the time of Mr. Pelletier's departure, none of the DSUs granted had vested.

(3)

In November 2010, a total of 271,000 PCRSUs under Tranche 1 were granted to the NEOs. The amount shown represents the fair value of $934,950 for the said PCRSUs based on the closing price of $3.45 for the common shares on the TSX on November 30, 2010 and management's estimate that at that time the performance targets would be achieved and 100% of the PCRSUs would vest. Also included in the amounts shown is the fair incremental value of $1,477,035 of the Tranche 2 award (representing 542,000 PCRSUs) to the NEOs that was made in 2009 but which was revalued given the amendment made by the Committee to the performance measurement for Tranche 2. This fair incremental value is based on the closing price of $3.45 for the Common Shares on the TSX on November 30, 2010 to which was applied a discount of 21% reflecting management's estimate of the likelihood at that time that the performance targets would be achieved and that the PCRSUs would vest.

(4)	STIP award paid to and received by each NEO in the given fiscal years.

(5)	The table does not provide details regarding perquisites and benefits as they do not meet the minimum threshold for disclosure.

(6)

Amounts include the amounts received under the LTIP loan assistance program relating to the Former LTIP. Mr. Lopez received a loan assistance payment of $18,642. Mr. Dumas received a loan assistance payment of $24,855.

(7)

On March 23, 2012, the Corporation finalized the sale of its British Columbia Southern Interior wood products assets. As this event was not included in any of the Corporation's incentive award programs, a special award of $75,000 was given to Mr. Rounsville who had led and assisted in the sales process.

(8)

Amounts include the amounts received under the LTIP loan assistance program relating to the Former LTIP. Mr. Lopez received a loan assistance payment of $53,052.81. Mr. Dumas received a loan assistance payment of $82,526.59.

(9)	Christian Ribeyrolle is not eligible to participate in the Canadian pension plans.

(10)

Mr. Ribeyrolle's salary is paid in Euros and expressed herein in dollars for comparative purposes. For Fiscal 2013, the exchange rate used is the exchange rate applicable for the Euro as at September 27, 2013 being 1 Euro is equal to $1.3943. For Fiscal 2012, the exchange rate used is the exchange rate applicable for the Euro as at September 28, 2012 being 1 Euro is equal to, $1.2646. For Fiscal 2011, the exchange rate used is the exchange rate applicable for the Euro as at September 23, 2011 being 1 Euro is equal to $1.3898.

(11)	Adjusted as Mr. Rounsville's defined benefit obligation at start of year was revised to include a discretionary bonus.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The securities under options granted initially related to common shares of Former Tembec. There were no options granted during Fiscal 2013. In contemplation of the Recapitalization, the Corporate Governance and Human Resources Committee of Former Tembec effected an equitable adjustment of the number of stock options outstanding under the Former LTIP consistent with the conversion ratio of common shares of Former Tembec into common shares of the Corporation under the Recapitalization. As a result, the information contained in this section now relates to common shares of the Corporation.

The following table details all outstanding options (which are options governed by the Former LTIP) and units held under the new PCSU Plan by each NEO as at September 28, 2013. The value realized upon exercise is the difference between the market value of the common shares on the exercise date and the exercise or base price of the options. The value of unexercised in-the-money options at fiscal year-end is the difference between their exercise price and $2.41 per share, which was the market value of the common shares on September 28, 2013. These options have not been and, in some cases, may not be exercised. Actual gains on exercise, if any, will depend on the value of the Corporation's common shares on the date of exercise. Numbers reported in the following table reflects adjustments made pursuant to the Recapitalization.

Management Information Circular	33	Tembec Inc.

Option-based Awards						Share-based Awards
Name	Issuance Date	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in- the- money options(1)	Number of shares or units of shares that have not vested (#)(3)	Market or payout value of share- based awards that have not vested (2)	Market or payout value of vested share-based awards not paid out or distributed
James M. Lopez President and Chief Executive Officer	17-Nov-04	1,127	$133	17-Nov-14	$0.00	-	-	-
	19-Jan-05	1,127	$125	19-Jan-15	$0.00	-	-	-
	25-May-05	2,920	$59	25-May-15	$0.00	-	-	-
	24-Nov-05	10,638	$36	24-Nov-15	$0.00	-	-	-
	26-Jan-12	-	-	-	-	115,486	$278,321	-
	14-Nov-12	-	-	-	-	225,641	$543,795	-
Michel J. Dumas Executive Vice- President, Finance and Chief Financial Officer	17-Nov-04	1,315	$133	17-Nov-14	$0.00	-	-	-
	19-Jan-05	1,315	$125	19-Jan-15	$0.00	-	-	-
	25-May-05	2,920	$59	25-May-15	$0.00	-	-	-
	24-Nov-05	5,072	$36	24-Nov-15	$0.00	-	-	-
	25-Jan-06	2,920	$16	25-Jan-16	$0.00	-	-	-
	26-Jan-12	-	-	-	-	37,297	$89,886	-
	14-Nov-12	-	-	-	-	72,872	$175,622	-
Christian Ribeyrolle Executive Vice President, President, Specialty Cellulose	19-Jan-05	164	$125	19-Jan-15	$0.00	-	-	-
	25-May-05	584	$59	25-May-15	$0.00	-	-	-
	26-Jan-12	-	-	-	-	6,036	$14,547	-
	14-Nov-12	-	-	-	-	11,980	$28,872	-
	15-Feb-13		-	-	-	24,930	$60,081	-
Dennis Rounsville Executive Vice- President, President Forest Products Group	19-Jan-05	235	$125	19-Jan-15	$0.00	-	-	-
	25-May-05	584	$59	25-May-15	$0.00	-	-	-
	25-Jan-06	2,044	$16	25-Jan-16	$0.00	-	-	-
	26 Jan-12	-	-	-	-	29,764	$71,731	-
	14-Nov-12	-	-	-	-	58,154	$140,151	-
Chris Black Executive Vice President, President, Paper and Paper Pulp Group	19-Jan-05	290	$125	19-Jan-15	$0.00	-	-	-
	25-May-05	584	$59	25-May-15	$0.00	-	-	-
	25-Jan-06	146	$16	25-Jan-16	$0.00	-	-	-
	26-Jan-12	-	-	-	-	28,018	$67,523	-
	14-Nov-12	-	-	-	-	55,641	$134,095	-
Yvon Pelletier Executive Vice President, President, Specialty Cellulose and Chemical Group	19-Jan-05	381	$125	19 Jan 15	$0.00	-	-	-
	25-May-05	584	$59	25 May 15	$0.00	-	-	-
	25-Jan-06	350	$16	25 Jan 16	$0.00	-	-	-
	26-Jan-12	-	-	-	-	30,866	$74,387	-
	14-Nov-12	-	-	-	-	60,308	$145,342	-

(1)	Based on a share value of $2.41 as at September 28, 2013.

(2)	Based on a share value of $2.41 as at September 28, 2013 and assuming achievement of target levels.

(3)	Number of DSUs granted under the PCSU Plan.

For a description of the features of the Corporation's option-based and share-based incentive plans, see "Compensation Discussion and Analysis" above.

Management Information Circular	34	Tembec Inc.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth, for each NEO, the value of all incentive plan awards that have vested or been earned during Fiscal 2013.

Name	Option-based awards Value vested during the year ($)	Share-based awards – Value vested during the year ended September 28, 2013 ($)	Non-equity incentive plan compensation – Value earned during the year ($)
		PCSU	STIP
James M. Lopez President and Chief Executive Officer	-	-	337,480
Michel J. Dumas Executive Vice President, Finance and Chief Financial Officer	-	-	119,770
Christian Ribeyrolle Executive Vice President, President, Specialty Cellulose	-	-	103,569
Yvon Pelletier Executive Vice President, President, Specialty Cellulose and Chemical Group	-	-	0
Dennis Rounsville Executive Vice President, President, Forest Products Group	-	-	122,310
Chris Black Executive Vice President, President, Paper and Paper Pulp Group	-	-	114,820

Defined Benefit Pension Plans Table

The following table presents statutory information on the defined benefit plan offered to each NEO calculated as at September 30, 2013.

Name	Number of years of credited service (1)	Annual benefits payable ($)		Defined benefit obligation at start of year ($)(5)	Compensatory ($)(6)	Non- Compensatory ($) (7)	Defined benefit obligation at year end ($) (8)
		At year end(2)	At age 65(2)(3)(4)
James M. Lopez	20.00	371,700	371,700	6,939,500	(192,300)	(860,200)	5,887,000
Michel J. Dumas (9)	24.08	171,000	171,000	2,925,100	15,300	(294,900)	2,645,500
Christian Ribeyrolle (10)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Dennis Rounsville (11)(12)	26.83	113,600	113,600	1,708,700	16,700	(134,600)	1,590,800
Chris Black (13)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Yvon Pelletier	28.25	136,600	136,600	2,946,500	(78,700)	(1,765,300)	1,102,500

(1)

Number of years of credited service in the Supplementary Pension Plan or defined benefit component of the Supplementary Retirement Plan as applicable. Number of years credited in the Basic Retirement Plan may be lower. The credited service is subject to a maximum of 35 years under the plan provisions. Credited service accruals under the Supplementary Pension Plan ceased effective January 1, 2010.

Management Information Circular	35	Tembec Inc.

(2)	The benefits payable from the Basic Retirement Plan and the defined benefit component of the Supplementary Retirement Plan applicable to each individual.

(3)

Calculation of the annual benefits payable at age 65. The annual benefits payable at age 65 are equal to the accrued annual benefits since there is no credited service accrual on or after January 1, 2010 under the defined benefit portion of the plans.

(4)	For purposes of calculating the annual benefits payable, the best average earnings are calculated as at September 30, 2013 and reflect the STIP payable in 2013.

(5)

Defined benefit obligation using a discount rate of 3.75%. The assumptions and methods used are the same as the assumptions used to prepare the financial statement disclosures as at September 30, 2012 in accordance with IAS 19 (rev. 2008).

(6)

Includes service cost at the beginning of the year (which is nil for this plan), the impact of pay different from that reflected in the start of the year obligation (difference in the defined benefit obligation based on the expected and the actual salary) and impact of amendments to the pension plans, if any (there were no such amendments).

(7)

Impact of all other changes including interest on prior year's defined benefit obligation plus changes in discount rate used to measure the obligations, changes in other assumptions and experience gains or losses other than compensation related gains or losses.

(8)

Defined benefit obligation using a discount rate of 4.70%. The assumptions and methods used are the same as the assumptions used to prepare the financial statement disclosures as at September 30, 2013 in accordance with IAS 19 (rev. 2008).

(9)	Mr. Dumas’ credited service includes his years of service with a subsidiary of the Corporation in a similar plan.

(10)	Mr. Ribeyrolle does not participate in either the defined benefit component of the Supplementary Retirement Plan or any other defined benefit registered pension plan sponsored by the Corporation.

(11)	Mr. Rounsville has total years of credited service under the Basic Retirement Plan of 26.83 years plus additional years of credited service of 0.6667.

(12)	Mr. Rounsville's defined benefit obligation at start of year was revised to include a discretionary bonus received in the previous year.

(13)	Mr. Black does not participate in either the defined benefit component of the Supplementary Retirement Plan or any other defined benefit registered pension plan sponsored by the Corporation.

Note: Numbers are rounded to the nearest hundred except for the number of years of credited service.

Defined Contribution Pension Plans Table

The following table presents statutory information on the defined contribution plans offered to each NEO calculated as at September 30, 2013.

Name	Accumulated value at start of year ($) (1)	Compensatory ($) (2)	Non- Compensatory ($)(3)	Accumulated value at year end ($)(4)
James M. Lopez	453,400	121,700	26,000	601,100
Michel J. Dumas	244,800	52,600	35,900	333,300
Christian Ribeyrolle(5)	n/a	n/a	n/a	n/a
Dennis Rounsville(6)	379,000	44,600	35,000	458,600
Chris Black	369,500	42,900	54,400	466,800
Yvon Pelletier	215,400	13,500	(167,100)	61,800

(1)	As at September 30, 2012. The accumulated value as at September 30, 2012 includes the September contribution remitted in October and the contribution on the STIP payable in December 2012.

(2)

Employer contributions to the Basic Retirement Plan and notional employer contributions to the Supplementary Retirement Plan. Includes the contribution on the STIP accrued in fiscal 2013 payable in December 2013.

Management Information Circular	36	Tembec Inc.

(3)

Investment earnings during fiscal year 2013. Accumulated value at start of year and annual contributions to the notional account of the Supplementary Retirement Plan are credited with a rate of return equal to the yield represented by the DEX 91 Day T-Bill Index plus 3% per annum as per the plan provisions. Accumulated value at start of year and annual contributions to the Basic Retirement Plan account are credited with a rate of return based on actual return on the underlying fund(s) selected by each individual.

(4)	As at September 30, 2013. The accumulated value as at September 30, 2013 includes the September contribution remitted in October and the contribution on the STIP payable in December 2013.

(5)

Mr. Ribeyrolle does not participate in either the defined contribution component of the Supplementary Retirement Plan or any other defined contribution registered pension plan sponsored by the Corporation.

(6)	Mr. Rounsville's accumulated value at start of year was revised to include a discretionary bonus received in the previous year.

Note: Numbers are rounded to the nearest hundred.

Termination and Change of Control Benefits

The Corporation has employment contracts in force with Messrs. Lopez, Dumas, Black and Rounsville. Pursuant to these employment agreements, in the event of termination without serious reason or a substantial change to the essential terms of the NEOs' employment conditions during the 12 months following:

(i)	the sale or disposition of all or substantially all of the Corporation's assets, or consummation of any transaction, or series of transactions, having similar effect;

(ii)	an amalgamation, consolidation or merger involving the Corporation;

(iii)

the transfer, exchange or issue of shares that could result in a change of control of the Corporation, such as an arrangement involving the Corporation, within the meaning of Section 192 of the CBCA, that would have this effect;

(iv)

any person acquiring or becoming the owner of, or a combination of persons acting jointly or in concert acquiring or becoming the owner of, directly or indirectly, more than 50% of the Corporation's voting shares, whether through the acquisition of previously issued and outstanding voting shares, or of voting shares that have not been previously issued, or any combination thereof, or any other transaction having a similar effect;

(v)	any transaction or series of transactions that could result in a change of control of the Corporation;

(vi)	the Corporation's liquidation or dissolution;

(vii)	the Corporation's insolvency, including the Corporation making an assignment in bankruptcy or a proposal in bankruptcy or being petitioned into bankruptcy;

(viii)	the Corporation making an arrangement or a compromise within the meaning of the CCAA;

(ix)	any transaction or series of related transactions that have the substantial effect of any or more of the foregoing events;

then each NEO, other than Mr. James M. Lopez, shall be entitled to the payment of the equivalent of 24 months of salary, as well as monetary compensation for all benefits that would otherwise be paid for the two years following the termination of his or her employment. In similar circumstances, Mr. James M. Lopez shall be entitled to the payment of the equivalent of 30 months of salary as well as monetary compensation for all benefits that would otherwise be paid for the 30 months following termination of his employment, except in the event of the occurrence of any of the events described in paragraphs (i), (vi) or (vii) or removal from the Board, which would entitle him to a payment based on 24 months of salary as well as monetary compensation for all benefits that would otherwise be paid for such period of time.

Management Information Circular	37	Tembec Inc.

In addition, in the event of involuntary termination, including involuntary retirement, within 12 months following a change of control of the Corporation, all vested PCSUs and vested DSUs and a pro rata portion of PCSUs or DSUs relating to any performance period ending in the fiscal year during which such cessation of employment occurs shall be paid in accordance with the terms of the PCSU Plan. PCSUs and DSUs related to a performance period ending after the end of the fiscal year in which such involuntary termination occurs shall be cancelled.

The following table presents the value of potential payments and entitlements to the abovementioned NEOs assuming the NEO's employment had been terminated as of September 27, 2013, following a change in control as described above. If applicable, amounts based on stock price were calculated using $2.41 the per share price of the Corporation's common shares as at September 28, 2013. The actual amounts that would be paid to any NEO can only be determined at the time of an actual termination of employment and would vary from those listed below. The estimated amounts listed below are in addition to any retirement, welfare and other benefits that are available to our salaried employees in general. No enhanced benefits are payable in other termination scenarios and no amount is payable upon a change of control in the absence of termination as described above.

CHANGE IN CONTROL
Name	Severance Pay ($)	Retirement Plan Benefits ($)	Death and Disability Benefits ($)	Continued Perquisites and Benefits ($)	Total ($)
James M. Lopez (24 months)	2,904,000	290,400	8,801.14	6,122.04	3,209,796
James M. Lopez (30 months)	3,630,000	363,000	11,001.43	7,652.55	4,012, 246
Michel Dumas	1,218,000	121,800	7,065.59	6,122.04	1,353,324
Christian Ribeyrolle	n/a	n/a	n/a	n/a	n/a
Dennis Rounsville	972,000	97,200	5,220.71	8,452.56	1,083,183
Chris Black	976,500	97,650	5,394.83	6,122.04	1,087,184

SECTION 4 – DIRECTORS COMPENSATION

Compensation of Directors

Non-management Directors receive compensation for acting as members of the Board and as members of any committee of the Board. During Fiscal 2013, such Directors received the annual retainer and attendance fees described in the table below. However, a portion of the annual Board retainer fees have been paid in November 2010 to Directors via a front-loaded grant of deferred shares units ("DSUs") covering a three-year period under the current Deferred Share Unit Plan described further below.

During Fiscal 2013, Benenson reviewed and provided data to determine appropriate compensation for Directors who are members of the Special Committee for Strategic Purposes.

Management Information Circular	38	Tembec Inc.

Annual Board Retainers
Chairman of the Board	$320,000(1)
Board members (excluding the Chairman of the Board)	$115,000(1)
Annual Committee Retainers
Audit Committee
− Chairman	$35,000
− Member (excluding Committee chairman)	$15,000
Corporate Governance and Human Resources Committee
− Chairman	$15,000
− Member (excluding Committee chairman)	$7,500
Environment, Health and Safety Committee
− Chairman	$5,000
− Member (excluding Committee chairman)	$2,500
Meeting Attendance Fees
In person or via conference call	$2,000

(1)	The DSU component of the annual retainer is $65,000 for Board members (excluding the Chairman of the Board) and $180,000 for the Chairman of the Board.

Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings. From time to time, the Corporation may ask a Director to attend other meetings or functions. Directors are paid $2,000 for attending each such meeting or function.

The total amount of fees and retainers paid by the Corporation to its Directors in respect of meetings of the Board and its committees since September 29, 2012 is $2,102,000. This amount does not include the DSU portion of the retainer paid. The total value of the front-loaded DSU grant of November 2010 in the amount of $540,000 for the Chairman of the Board and $195,000 for each of the Board members was included in the Directors' compensation for Fiscal 2011 and therefore none were included for Fiscal 2012 and Fiscal 2013.

Management Information Circular	39	Tembec Inc.

Directors Compensation Table

The following table describes director compensation for non-management Directors for Fiscal 2013.

Name	Fees earned(1) ($)	Share-based awards(2) ($)	Other Compensation ($)	Total ($)
Norman M. Betts	127,000	-	-	127,000
James E. Brumm	95,500	-	-	95,500
James N. Chapman	121,500	100,000(4)	2,000(5)	223,500
James V. Continenza	213,500	200,000(4)	2,000(5)	415,500
Jacques Leduc	107,000	-	-	107,000
Pierre Lortie	102,500	-	-	102,500
Francis M. Scricco	115,000	-	6,000(3)	121,000
David J. Steuart	91,000	-	-	91,000
Lorie Waisberg	117,000	-	2,000(3)	119,000

(1)	This amount includes all compensation (retainer and attendance fees, except for the DSU component of the Board retainer).

(2)

The total value of the front-loaded DSU grant of November 2010 in the amount of $540,000 for the Chairman of the Board and $195,000 for each of the Board members was included in the Directors' compensation for fiscal 2011 and therefore none were included for Fiscal 2012 nor Fiscal 2013. One-third of the DSUs subject to this special grant vested on January 27, 2011, one-third vested on January 26, 2012 and the final one-third vested on January 31, 2013.

(3)	This amount includes payments received for activities as a Member of the Board.

(4)	This amount includes a special payment received for activities as a Member of the Strategic Committee. Mr. Continenza received $200,000 and Mr. Chapman received $100,000.

(5)	This amount includes payments received for activities as a member of the Strategic Committee.

Management Information Circular	40	Tembec Inc.

The following table provides the breakdown of total compensation by component.

	Annual Retainers Paid in Cash ($)		Annual Retainer Paid in DSUs ($)	Meeting Fees ($)								Total ($)
Name	Board	Commit- tees		Board	Audit Committee	CG&HR Committee	Environment, H&S Committee	Strategic Committee	Capex Committee	Pension Committee	Other
Norman M. Betts	50,000	35,000	$65,000	28,000	10,000	-	-	-	4,000	-	-	192,000
James E. Brumm	50,000	7,500	$65,000	28,000	-	10,000	-	-	-	-	-	160,500
James N. Chapman	50,000	7,500	$65,000	28,000	-	10,000	-	26,000	-	-	102,000(2)	288,500
James V. Continenza	140,000	7,500	$180,000	28,000	-	10,000	-	26,000	2,000	-	(2) 202,000	595,500
Jacques Leduc	50,000	15,000	$65,000	28,000	10,000	-	-	-	4,000	-	-	172,000
Pierre Lortie	50,000	2,500	$65,000	28,000	-	-	8,000	-	-	14,000	-	167,500
Francis M. Scricco	50,000	15,000	$65,000	26,000	-	10,000	-	-	-	14,000	6,000 (1)	186,000
David J. Steuart	50,000	5,000	$65,000	28,000	-	-	8,000	-	-	-	-	156,000
Lorie Waisberg	50,000	15,000	$65,000	28,000	10,000	-	-	-	-	14,000	2,000 (1)	184,000

(1)	This amount includes payments received for activities as a member of the Board.
(2)

This amount includes payments received for activities as a member of the Strategic Committee. Included in this amount are special payments in DSUs made to Messrs. Continenza and Chapman respectively for $200,000 and $100,000.

Deferred Share Unit Plans

Tembec has a Deferred Share Unit Plan ("DSU Plan") for its non-executive Directors in place. The purpose of Tembec's DSU Plans is to enhance the Corporation's ability to attract and retain high quality individuals to serve as members of the Board and to promote a greater alignment of interests between non-executive members of the Board and the shareholders of the Corporation. A DSU is a right to receive a cash payment equal to the value of one common share of the Corporation following termination of service with the Corporation and its affiliates. Since payment is not permitted until termination of service, awards of DSUs provide the equivalent to an ongoing equity stake in the Corporation.

Under the Corporation's DSU Plans, non-executive Directors receive a portion of their annual compensation for serving as Directors in the form of DSUs. The DSU component of the annual retainer is $65,000 for Board members (excluding the Chairman of the Board) and $180,000 for the Chairman of the Board. The number of DSUs credited on any date is calculated by dividing the amount of the annual retainer to be paid to the Director in the form of DSUs by the market price of common shares of the Corporation or Former Tembec, as applicable, on such date as determined in accordance with the applicable DSU Plan. For the purposes of determining the number of DSUs to which a Director is entitled, the annual retainer fee encompasses only amounts paid to Directors for service on the Board and does not include committee retainer fees or meeting attendance fees.

Under the current DSU Plan, the Committee may, at its sole discretion, make front-loaded grants of DSUs in anticipation of annual retainer fees otherwise payable in connection with services to be rendered in future periods. In November 2010, the Committee exercised such discretion and approved a special grant of DSUs to non-executive Directors covering a three-year period starting Fiscal 2011 through Fiscal 2013. For the Chairman of the Board, the value of the grant was $540,000 and for each other Board member it was $195,000.

Management Information Circular	41	Tembec Inc.

Directors Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth, for each non-management Director, all awards outstanding as of September 28, 2013.

	Option-based Awards					Share-based Awards
Name	Issuance Date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (1) ($)
Norman M. Betts	19-Jan-05	118	125.86	19-Jan-15	0	0	0
	28-Jul-05	140	66.10	28-Jul-15
James E. Brumm	22-Jan-04	391	151.54	22-Jan-14	0	0	0
	17-Jul-04	312	182.88	17-Jul-14
	19-Jan-05	640	125.86	19-Jan-15
	28-Jul-05	1,778	66.10	28-Jul-15
James N. Chapman	-	-	-	-	-	0	0
James V. Continenza	-	-	-	-	-	0	0
Jacques Leduc	-	-	-	-	-	0	0
Pierre Lortie	-	-	-	-	-	0	0
Francis M. Scricco	-	-	-	-	-	0	0
David J. Steuart	-	-	-	-	-	0	0
Lorie Waisberg	-	-	-	-	-	0	0

(1)	Based on a stock price of $2.41 as of September 28, 2013.

Management Information Circular	42	Tembec Inc.

Directors Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth, for each non-management Directors, the value of all incentive plan awards vested during the year ended September 28, 2013. The amounts reflect the value of DSUs previously granted to Directors that vested on January 31, 2013.

Name	Share-based awards – Value vested during the year(1) (2) ($)
Norman M. Betts	73,218
James E. Brumm	73,218
James N. Chapman	73,218
James V. Continenza	202,757
Jacques Leduc	46,952
Pierre Lortie	46,952
Francis M. Scricco	73,218
David J. Steuart	73,218
Lorie Waisberg	73,218

(1)	Based on a stock price of $2.94 on January 31, 2013.
(2)

Refer to the tables on pages 40 and 41 for disclosure regarding the payments received by Messrs. Continenza and Chapman for activities as members of the Strategic Committee. Messrs. Continenza and Chapman were paid in DSUs respectively for $200,000 and $100,000.

SECTION 5 – INDEBTEDNESS

The aggregate indebtedness to Tembec for the purchase of securities of the Corporation as at November 29, 2013 of all Executive Officers, Directors, employees and former Executive Officers, Directors and employees and all other indebtedness of these persons to Tembec, excluding routine indebtedness (as defined under applicable securities laws), was approximately $720,000. The table below represents the approximate aggregate indebtedness, excluding routine indebtedness, outstanding as at November 29, 2013, entered into in connection with a purchase of securities and all other indebtedness.

Aggregate Indebtedness (Millions $)
Purpose	To the Corporation or its Subsidiaries	To Another Entity
Share purchases	0	n/a
Other	0.72	n/a

SECTION 6 – OTHER INFORMATION

Corporate Governance

The Directors and Management consider good corporate governance to be central to the effective and efficient operation of the Corporation. The Corporate Governance Policy of the Corporation adopted by the Board defines the functions and the mandate of the Board in respect of corporate governance. The Corporation's corporate governance practices are described in Schedule "A" attached to this Circular.

Management Information Circular	43	Tembec Inc.

Independence

All Nominee Directors, except Messrs. James M. Lopez and Michel J. Dumas, qualify as independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices and all Audit Committee members qualify as independent within the meaning of Multilateral Instrument 52-110 – Audit Committees. Messrs. James M. Lopez and Michel J. Dumas are not considered independent based on the fact that they are respectively President and CEO of the Corporation and Executive Vice President, Finance and CFO of the Corporation.

No shareholder of the Corporation has the ability to exercise a majority of the votes attached to all of the Corporation's issued and outstanding shares for the election of the Board.

Audit Committee Information

The Audit Committee currently consists of Messrs. Norman M. Betts (chairman), Jacques Leduc and Lorie Waisberg. All the members of the Audit Committee are financially literate. Information related to the Audit Committee may also be found in the Corporation's Annual Information Form dated December 16, 2013. Information required by Form 52-110F1 of Multilateral Instrument 52-110 - Audit Committee is available in the Corporation's Annual Information Form dated December 16, 2013. A copy of the Corporation's Annual Information Form is available on SEDAR at www.sedar.com or can be obtained upon request to the Secretary of the Corporation at 800 René-Lévesque Blvd. West, Suite 1050, Montreal, Québec, H3B 1X9 (facsimile: (514) 871-1980).

Liability Protection for Directors and Officers

The Corporation has entered into indemnification agreements with each of its Directors and Executive Officers. It also maintains Directors' and Officers' liability insurance which provides coverage against claims made against them in relation to their term of office. The aggregate protection under the policy is for an amount of $80 million, including $15 million for Side A DIC coverage, with no deductible for non-indemnifiable losses and deductibles of $250,000 for all other claims. The total annual premiums were $480,820 for the 2013-2014 policy year.

Interest of Certain Persons in Matters to be Acted upon

None of the persons who are or have been Directors or Executive Officer of the Corporation at any time since the beginning of Fiscal 2013, the Nominee Directors or the associates or affiliates of those persons have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of Directors or the appointment of Auditors.

Interest of Informed Persons in Material Transactions

To the best of the Corporation's knowledge, no Director, Executive Officer or other insider, as applicable, of the Corporation, nor any associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of Fiscal 2013 or in any proposed transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries.

Shareholder Rights Plan

The Corporation adopted and entered into a shareholder rights plan agreement with Computershare Trust Company of Canada (the "Shareholder Rights Plan") on December 13, 2012. The adoption of the Shareholder Rights Plan was approved, ratified and confirmed by the shareholders on January 31, 2013. The purpose of the Shareholder Rights Plan is to provide the Corporation with sufficient time to explore and develop alternatives for maximizing shareholder value in the event of a take-over bid of the Corporation and to encourage fair treatment of all shareholders by providing them with an equal opportunity to participate in a take-over bid. The Shareholder Rights Plan, unless terminated in accordance with its terms, will expire following the date of the Corporation's annual meeting of shareholders to be held in year 2016. Copies of the Shareholder Rights Plan are available under the Corporation's profile at www.sedar.com or upon request to the Secretary of the Corporation at 800 René-Lévesque Blvd. West, Suite 1050, Montreal, Québec, H3B 1X9 (facsimile: (514) 871-1980).

Management Information Circular	44	Tembec Inc.

Majority Voting Policy

A "Majority Voting Policy" to the effect that a nominee for election as a Director of Tembec who receives a greater number of votes "withheld" than votes "for", with respect to the election of Directors by shareholders, will be expected to offer to tender his or her resignation to the Chairman promptly following the meeting of shareholders at which the Director was elected. The Committee will consider such offer and make a recommendation to the Board whether to accept it or not. The Board will make its decision and announce it in a press release within ninety (90) days following the meeting of shareholders. The Director who offered to tender his or her resignation should not be part of any committee or Board deliberations pertaining to the resignation offer. This Majority Voting Policy only applies in circumstances involving an uncontested election of Directors. Pursuant to the Majority Voting Policy, an "uncontested election of Directors" means an election of Directors in respect of which the number of nominees for Director shall be equal to the number of Directors to be elected as determined by the Board.

Other Business

Management knows of no matters which will come before the Meeting other than the matters referred to in the notice of meeting. If any amendments or new matters are submitted to the Meeting, the accompanying proxy instrument will be voted on such amendments or new matters in accordance with the best judgment of the person voting it.

Shareholder Proposals for the 2015 Annual Meeting

The Corporation will include proposals from shareholders that comply with applicable laws in next year's Management proxy circular for the Corporation's 2015 annual meeting. Please send your proposals to the Secretary of the Corporation at 800 René-Lévesque Blvd. West, Suite 1050, Montreal, Québec, H3B 1X9 by August 15, 2014.

Additional Information

Financial information about the Corporation is provided in the Corporation's comparative financial statements and Management's Discussion and Analysis for its most recently completed financial year. Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Copies of the Corporation's latest Annual Information Form and Annual Report, including audited financial statements and Management's Discussion and Analysis, may be obtained on request from the Secretary of the Corporation at 800 René-Lévesque Blvd. West, Suite 1050, Montreal, Québec, H3B 1X9 (facsimile: (514) 871-1980).

Management Information Circular	45	Tembec Inc.

Approval of the Board

The Board of Directors of the Corporation has approved the content and the sending of this Management Information Circular.

Montreal, Québec, December 16, 2013.

PATRICK LEBEL
Vice President, General Counsel
and Corporate Secretary

Management Information Circular	46	Tembec Inc.

SCHEDULE "A"
CORPORATE GOVERNANCE PRACTICES

The directors and management of the Corporation (respectively, the "Directors" and "Management") consider good corporate governance to be central to the effective operation and success of the Corporation. In order to ensure proper and current corporate governance practices, the Directors and Management regularly compare the Corporation's practices and procedures with the guidelines set out in National Instrument 58-201 – Corporate Governance Guidelines, the proposals of various other regulatory authorities and the practices adopted by its peers.

Board of Directors

The board of directors of the Corporation (the "Board") is responsible for the overall stewardship of the Corporation and has full power and authority to manage and control the affairs and business of the Corporation. It establishes the overall policies and standards for the Corporation. While delegating certain of its authority and responsibilities to its committees and Management of the Corporation, it retains full effective control over the Corporation and monitors the executive officers of the Corporation (the "Executive Officers"). The Directors are kept informed of the Corporation's operations at meetings of the Board, of its committees and through reports, analyses and discussions with Management.

Composition and Skills

The Board currently consists of 11 members and nine (9) nominees are proposed for election as Directors for the ensuing year. The Board periodically reviews its size and composition to assess its effectiveness. During Fiscal 2013, the Board decided, taking into accounts many factors such as the Corporation's size, strategy and cost structure, to reduce the number of Directors sitting on the Board to nine in order to maximize its effectiveness, while allowing the Directors to benefit from a wide variety of ideas and viewpoints without compromising communication among the Directors and between the Directors and Management.

Independence

The Corporation considers that a majority of the Directors proposed to be nominated for election are independent as such term is defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Norman M. Betts, James N. Chapman, James V. Continenza, Jacques Leduc, Francis M. Scricco, David J. Steuart and Lorie Waisberg are nominee Directors who are considered independent.

James M. Lopez is President and Chief Executive Officer of the Corporation (the "CEO") and Michel J. Dumas is Executive Vice President, Finance and Chief Financial Officer of the Corporation (the "CFO") and both are therefore not considered independent.

The term "independent" means having no direct or indirect "material relationship" with the issuer, a "material relationship" being a relationship which could, in the view of the issuer's Board, be reasonably expected to interfere with the exercise of a Director's independent judgement. In determining whether Directors are independent, the Board has considered and discussed the nature and materiality of all relevant relationships between a Director and the Corporation including, without limitation, customer, supplier and service provider relationships. The Board, with the assistance of the Corporate Governance and Human Resources Committee, will consider the continued appropriateness of Board membership of individual Directors who retire, change employment, or change the responsibility that they held when they were elected to the Board.

Management Information Circular	47	Tembec Inc.

Mandate

The Board has a written mandate which describes its principal functions, a copy of which can be found on the Corporation's website at www.tembec.com and is annexed as Schedule "B" to the management information circular. The mandate provides that the Board will consider recommendations made by the officers who are responsible for the general day-to-day management of the Corporation. The Board is also responsible for overseeing the formulation by Management of long-term strategic, financial and organizational and related objectives. The mandate of the Board also requires that it implement structures and procedures to ensure that it functions independently of Management, such as the Board's practice of conducting in-camera sessions as part of each regularly scheduled meeting.

In accordance with its mandate, the Board ensures that it excludes Management and non-independent Directors from its meetings, from time to time, as appropriate. The Board did, in the past fiscal year, schedule separate meetings to be held without certain members of Management or non-independent Directors being present and it did conduct in-camera sessions as part of each regularly scheduled meeting. In addition to the President and CEO, the Vice President, General Counsel and Corporate Secretary and the Executive Vice President, Finance and CFO of the Corporation were also present at all regularly scheduled meetings of the Board. At the invitation of the Board, other Executive Officers attended Board meetings and provided reports to the Board on the financial and operating performance of the various business groups of the Corporation.

The functions of the Board include the review and approval of: (a) the audited annual financial statements and the Management's Discussion and Analysis contained therein following review by the Audit Committee; (b) the interim unaudited financial statements and the Management's Discussion and Analysis contained therein following review by the Audit Committee; (c) transactions out of the ordinary course of business; and (d) any capital expenditures and non-budgeted financial commitments in excess of $2,500,000. The Board also considers and reviews the means by which shareholders can communicate with the Corporation, including the opportunity to do so at the annual meeting, through the Corporation's website and the adequacy of resources available within the Corporation to respond to shareholders through the office of the Corporate Secretary or otherwise.

Committees

The Board has established three standing committees, each of which is constituted by its own charter, to which the Board has delegated certain of its authority and responsibilities, as well as certain advisory functions and power to make recommendations and report to the Board. All committees of the Board are composed of a majority of independent Directors, except for the Environment, Health and Safety Committee. The Board has also established a Special Committee for Strategic Purposes with a mandate to explore strategic alternatives available to the Corporation, as well as the Capital Expenditure Committee with a mandate to review with Management the Corporations capital expenditure projects, benefits, and costs associated therewith, and the Pension Committee with a mandate to oversee the Corporation's pension relief strategy and to make recommendations to the Board as appropriate.

Corporate Governance and Human Resources Committee

The Corporate Governance and Human Resources Committee is responsible for developing the Corporation's approach to Board and corporate governance issues. This committee is composed entirely of independent Directors. This committee reviews and reports to the Board annually on what ought to be the size, composition, profile and compensation of the Board. It also recommends candidates to be nominated for election or appointment as Directors and evaluates the Board's performance. The Committee also evaluates the performance of the Board's committees and the contribution of members of the Board and its committees. The Committee reviews, on an annual basis, the Board/Management relationship and recommends to the Board structures and procedures to ensure that the Board functions independently of Management. The Corporation's Corporate Governance and Human Resources Committee charter may be found on the Corporation's website at www.tembec.com.

Management Information Circular	48	Tembec Inc.

The Corporate Governance and Human Resources Committee met 5 times during fiscal year ended on September 28, 2013 ("Fiscal 2013"). The Corporate Governance and Human Resources Committee is composed of Messrs. Francis M. Scricco (chairman), James E. Brumm, James N. Chapman and James V. Continenza, all of whom are independent. The members of the Corporate Governance and Human Resources Committee were selected according to their experience and their knowledge of matters to be dealt with by the Committee.

None of the members of the Committee is or has been indebted to the Corporation or any of its subsidiaries or has or has had an interest in a material transaction involving the Corporation. None of the members of the Committee is or has been an officer, employee or executive of the Corporation.

Each of the Committee's members has direct experience that is relevant to his responsibilities in executive compensation, as well as the skills and experience that enable him to make decisions on the suitability of the Corporation's policies and practices. All members either hold or have held executive management positions of organizations with oversight over human resources functions. In connection with their responsibilities, all members have implemented, managed and /or provided advice on compensation policies and practices, including with respect to wage policies, components of management compensation, succession plans, pension plans and share based incentive programs. As a result, the members of the Corporate Governance and Human Resources Committee collectively have the relevant skills and experience necessary to enable the Committee to make decisions as to the suitability of the Corporation's compensation policies and practices.

Audit Committee

The Audit Committee meets on a regular basis with the financial officers of the Corporation and the independent auditors to, among other things, review and inquire into: (a) matters affecting financial reporting; (b) the adequacy of internal controls and procedures for financial reporting and accounting; (c) the audit procedures and audit plans; and (d) the financial and business risks or exposures of the Corporation and the steps that Management has taken to control such risks. It also recommends to the Board the external auditors to be appointed and their remuneration. The Audit Committee annually reviews the independence of the external auditors.

The Audit Committee reviews and recommends to the Board, for its approval: (a) the interim unaudited financial statements and the related Management's Discussion and Analysis; (b) the audited annual financial statements and the related Management's Discussion and Analysis; (c) prospectuses and offering memoranda; and (d) the annual and interim earnings press release and other public disclosure documents containing audited or unaudited financial information required by regulatory authorities. The responsibilities of the Audit Committee, including those responsibilities described above, are reviewed by the Board annually. The Audit Committee charter may be found on the Corporation's website at www.tembec.com.

The Audit Committee met 5 times during Fiscal 2013. This committee is composed of Messrs. Norman M. Betts (chairman), Jacques Leduc and Lorie Waisberg all of whom are independent, financially literate and have accounting expertise, with Messrs. Betts and Leduc possessing the professional designation of Chartered Accountant.

Management Information Circular	49	Tembec Inc.

Environment, Health and Safety Committee

The Environment, Health and Safety Committee is responsible for reviewing and making recommendations and reports to the Board relating to the policies, standards, practices and programs of the Corporation on matters pertaining to both the environment and occupational health and safety. The committee monitors the Corporation's performance in relation to its own policies, as well as in relation to applicable legislation pertaining to both the environment and occupational health and safety. It also reviews and reports to the Board on the Corporation's state of readiness to respond to crisis situations. The Environment, Health and Safety Committee charter may be found on the Corporation's website at www.tembec.com.

This committee met 4 times during Fiscal 2013. The Committee is composed of Messrs. David J. Steuart (chairman), Michel J. Dumas, James M. Lopez and Pierre Lortie. Mr. Michel J. Dumas is Executive Vice President, Finance and CFO of the Corporation and Mr. James M. Lopez is President and CEO of the Corporation, and both are therefore not considered independent Directors.

Capital Expenditure Committee

The Capital Expenditure Committee was responsible for capital expenditure projects, benefits, and costs associated therewith to assure proper alignment with the Corporation's corporate strategy and the funds available and to make recommendations to the Board as appropriate. This committee was dissolved on November 21, 2013.

This committee met 2 times during Fiscal 2013. The Committee was composed of Messrs. Jacques Leduc (chairman), Norman M. Betts, and James V. Continenza, all of whom are independent.

Pension Committee

The Pension Committee was responsible for overseeing the Corporation's pension relief strategy and to make recommendations to the Board as appropriate. This committee was dissolved on November 21, 2013.

This committee met 7 times during Fiscal 2013. The Committee was composed of Messrs. Lorie Waisberg (chairman), Francis M. Scricco, and Pierre Lortie, all of whom are independent.

Position Descriptions

The Board mandate provides that the Board will, together with the CEO and with the assistance of the Corporate Governance and Human Resources Committee, develop or update from time to time a position description for the President and CEO, as well as a description of the roles and responsibilities of the executive chairman of the Board and for the chair of each committee.

President and CEO

The President and CEO is accountable for the overall strategic direction, planning, organizing, leading and controlling of the business and for achieving maximum return on invested capital, while ensuring optimum utilization of all of the Corporation's resources. The President and CEO coordinates the efforts of senior executives, working with them and the Board to develop short and long term objectives, strategies and policies for the organization. He is also responsible to promote and establish positive relations with all external factors, including customers, the financial community and government. In addition, the President and CEO provides strategic leadership in pursuing and negotiating mergers, acquisitions and dispositions.

Management Information Circular	50	Tembec Inc.

Executive Chairman of the Board

The executive chairman of the Board is appointed by the full Board and may not be a member of Management. Mr. James V. Continenza is the current executive Chairman. He is an independent Director and serves as Board leader. The Board has developed a written position description for the executive chairman of the Board. The executive chairman's role is to be primarily responsible for the proper functioning of the Board, for its balance of membership subject to shareholder approval, for ensuring that all relevant issues are on the agenda, and for ensuring that the Board works as a cohesive team and Directors are encouraged to play their full part in its activities and providing the requisite leadership to achieve this. The executive chairman must ensure that the Board has access to such members of management as may be required by the Board and ensure that the responsibilities of the Board are well understood by both the Board and management and that the relative responsibilities of the Board and management are clearly understood and respected. Together with the Corporate Governance and Human Resources Committee, the executive chairman is responsible for identifying guidelines for the selection of and evaluation of conduct of the Directors. The executive Chairman is responsible for providing advice, counsel and mentorship to fellow members of the Board, acting as liaison between the Board and Management, monitoring, overseeing and working with the president and the CEO and other members of the senior management team to set, implement and execute strategic priorities (including the pursuit and negotiation of acquisitions and dispositions, financings and corporate reorganizations), subject to the Board's approval, monitoring and overseeing, planning and implementation of operations, including budgets and forecasts, corporate policies, performance reviews against budgets and forecasts, capital expenditures and succession planning, retaining such external consultants as the executive Chairman deems appropriate in order to fulfill the executive Chairman's responsibilities, provided that the Executive Chairman shall report on any such retainer to the next meeting of the Board, providing advice, counsel and mentorship to the CEO, including assisting the CEO in setting priorities, allocating his time and building project teams, in consultation with the CEO, ensuring that there is an effective relationship between management personnel and the members of the Board, ensuring that the Board is in full control of the Corporation's affairs and alert to its obligations to shareholders; carrying out other duties as requested by the Board as a whole, depending on need and circumstances. The executive chairman also ensures that the Board is in full control of the Corporation's affairs and alert to its obligations to the shareholders.

Chair of each standing committee

Each chair must be an independent Director and is primarily responsible for the proper functioning of his respective committee, for ensuring that all relevant issues are on the agenda and for ensuring that all members are enabled and encouraged to play their full part in its activities. The chair must ensure that the Directors receive timely, relevant information tailored to their needs.

Chair of the Audit Committee

The principal role of the chairman of the Audit Committee is to ensure that the committee carries out its duties efficiently and that it understands and respects the limits between the responsibilities of the Board and those of the committee and of Management. The chairman's principal responsibilities are to: (i) ensure all relevant issues are on the agenda for committee meetings; (ii) chair meetings of the committee and report to the Board regarding any issues examined by the committee at the next Board meeting immediately following each committee meeting; (iii) ensure that major financial and accounting issues are clearly identified and communicated to the committee and ultimately to the Board for its approval and that all material issues falling under the charter of the committee are dealt with by the committee and the Board during the year; (iv) see to it that the committee ensures that auditing procedures regarding the Corporation's accounts comply with regulatory requirements and that communications are free and open with the Corporation's external auditors and internal auditors in order to allow such professionals to collaborate fully with the committee; (v) ensure that committee members have sufficient resources (in particular, relevant and timely information) for the committee to run efficiently; (vi) act as a representative of the committee to negotiate and settle any auditing issues relating to accounts of the Corporation during discussions with external auditors outside regularly scheduled meetings of the committee and, if required, convene an emergency meeting of the committee; (vii) ensure that committee members are encouraged to fully participate in the committee meetings; and (viii) establish procedures for the treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Management Information Circular	51	Tembec Inc.

Chair of the Corporate Governance and Human Resources Committee

The principal responsibilities of the chairman of the Corporate Governance and Human Resources Committee are to: (i) ensure all relevant issues are on the agenda for such committee's meetings; (ii) chair meetings of the committee and report to the Board regarding any issues examined by the committee at the next Board meeting immediately following each committee meeting; (iii) see to it that the committee ensures that the Corporation's corporate governance and human resource policies comply with regulatory requirements and that communications are free and open with any external expert advising firms responsible for making recommendations to the committee and the Board in order to allow such professionals to collaborate fully with the committee; (iv) ensure that significant corporate governance or human resources issues are clearly identified and communicated to the committee and dealt with by the Board or the committee, as appropriate; (v) ensure that committee members have sufficient resources, including relevant and timely information for the committee to run efficiently; (vi) ensure that committee members are encouraged to fully participate in the committee meetings; and (vii) act as a representative of the committee to negotiate and settle any issues relating to the implementation or application of the Corporation's Code of Ethics and Business Conduct during discussions with experts or external advisors outside regularly scheduled meetings of the Committee and, if required, convene an emergency meeting of the committee.

Chair of the Environment, Health and Safety Committee

The principal role of the chairman of the Environment, Health and Safety Committee is to ensure that the Committee carries out its duties efficiently and that it understands and respects the limits between the responsibilities of the Board and those of the committee and of Management. The chairman's principal responsibilities are to: (i) ensure all relevant issues are on the agenda for committee meetings; (ii) chair meetings of the committee and report to the Board regarding any issues examined by the committee at the next Board meeting immediately following each committee meeting; (iii) see to it that the committee ensures that the Corporation's Environment, Health and Safety policies comply with regulatory requirements and that communications are free and open with any external expert advising firms responsible for making recommendations to the committee and to the Board in order to allow such professionals to collaborate fully with the committee; (iv) ensure that significant environment, health and safety issues are clearly identified and communicated to the committee or the Board, as appropriate; (v) ensure that committee members have sufficient resources, including relevant and timely information, for the committee to run efficiently; and (vi) act as resource person and advisor to the executive chairman of the Board and Management in matters relating to environment, health and safety.

Management Information Circular	52	Tembec Inc.

Majority Voting Policy

A "Majority Voting Policy" to the effect that a nominee for election as a Director of Tembec who receives a greater number of votes "withheld" than votes "for", with respect to the election of Directors by shareholders, will be expected to offer to tender his or her resignation to the Chairman promptly following the meeting of shareholders at which the Director was elected. The Corporate Governance and Human Resources Committee will consider such offer and make a recommendation to the Board whether to accept it or not. The Board will make its decision and announce it in a press release within ninety (90) days following the meeting of shareholders. The Director who offered to tender his or her resignation should not be part of any committee or Board deliberations pertaining to the resignation offer. This Majority Voting Policy only applies in circumstances involving an uncontested election of Directors. Pursuant to the Majority Voting Policy, an "uncontested election of Directors" means an election of Directors in respect of which the number of nominees for Director shall be equal to the number of Directors to be elected as determined by the Board.

Summary of Attendance of Directors

The Board met 14 times during Fiscal 2013, including meetings being held outside of the normal course of business.

The overall average attendance was 99.35% at Board meetings and 83.33% at committee meetings during Fiscal 2013.

Selection of Candidates to the Board, Orientation and Continuing Education

Pursuant to its mandate, the Board has developed a profile to define the skills and competencies required from the members of the Board. The profile is used to determine annually which additional skills and competencies will be helpful to the Board as well as to evaluate specific candidates submitted for consideration for Board membership. The identification of candidates is the responsibility of the Corporate Governance and Human Resources Committee, which is guided by the profile developed by the Board. When recommending suitable candidates for nominees for election, the Corporate Governance and Human Resources Committee specifies which of the criteria established by the Board form the basis of each recommendation. The majority of the Board should be independent within the meaning of Multilateral Instrument 52-110 – Audit Committees and National Instrument 58-101 – Disclosure of Corporate Governance Practices.

The Board, through its Corporate Governance and Human Resources Committee, is also responsible for providing prospective Directors with sufficient information to permit them to fully understand the role of the Board, the role of its committees, the contribution that individual Directors are expected to make, including the commitment of time and energy that the Corporation expects from Directors, as well as the nature and operations of the Corporation's business. In this respect, the Corporate Governance and Human Resources Committee approves and implements an appropriate orientation and education program for new members of the Board and a continuing education program for all Board members. The Corporate Governance and Human Resources Committee has produced a Directors' manual which is used in the orientation program for new Directors. As part of the continuing education program, the committee arranges presentations by experts on relevant topics, where appropriate. The Board also holds budget and strategy meetings at which Directors familiarize themselves with the Corporation's operations.

Management Information Circular	53	Tembec Inc.

Selection of Management

The Board, acting upon the advice of the Corporate Governance and Human Resources Committee, is responsible for approving the appointment of all Executive Officers and certain key officers, including responsibility for the appointment of a CEO, for the development of the CEO's position description and objectives, for monitoring and assessing the CEO's performance against these objectives, determining the CEO's compensation and providing advice and counsel in the execution of the CEO's duties.

Ethical Business Conduct

The Corporation has adopted a written Code of Ethics and Business Conduct which provides guidelines to ensure that all Directors, officers and employees of the Corporation and its subsidiaries and all consultants, suppliers and other persons working on behalf of the Corporation respect its commitment to conduct business relationships with respect, openness and integrity. The Corporation believes that its success is possible because of its values, which include integrity, accountability, trust, transparency and teamwork. The Corporation is committed to conducting its business in compliance with applicable laws, statutes and regulations and expects its employees, Directors, consultants, suppliers and other individuals working with or on behalf of the Corporation to do likewise. In addition, business dealings among employees and by employees with shareholders, customers, suppliers, community organizations and governmental and regulatory authorities must be based on the highest ethical standards.

The Board monitors compliance with the Corporation's Code of Ethics and Business Conduct and is responsible for granting any waivers from compliance. Compliance with the Corporation's Code of Ethics and Business Conduct is also reviewed by the Audit Committee as part of the Corporation's internal audit process and the Corporate Governance and Human Resources Committee in relation to Board members. Management and mid-management employees of the Corporation are requested to provide a written acknowledgement confirming that they have received a copy of the Code of Ethics and Business Conduct and that they read and understood it. In addition, the Code of Ethics and Business Conduct provides a procedure for individuals working with the Corporation to confidentially communicate concerns or complaints to the Corporation, including to the chairman of the Audit Committee, where appropriate. The Corporation has not filed any material change report that pertains to a conduct of a Director or officer that constitutes a departure from the Code of Ethics and Business Conduct since the beginning of its most recently completed financial year. The Corporation's written Code of Ethics and Business Conduct is available on the Corporation's website at www.tembec.com and was filed on SEDAR at www.sedar.com on August 28, 2012.

Compensation

The Corporate Governance and Human Resources Committee annually reviews the remuneration of the Executive Officers, namely the CEO, Executive Vice Presidents, CFO and other designated Vice Presidents reporting directly to the CEO and other officers of the Corporation having regard for competitive position, internal equity and individual performance. In establishing senior executive compensation, the Committee has decided to refer to compensation paid by companies in a defined comparator group. Further to this review the Corporate Governance and Human Resources Committee makes recommendations to the Board regarding the remuneration of the Executive Officers and other officers reporting directly to the CEO and approves the remuneration of officers other than the Executive Officers. The Board determines the compensation of the Executive Officers upon the recommendation of the Corporate Governance and Human Resources Committee.

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The Corporate Governance and Human Resources Committee annually conducts a review of Directors' compensation for Board and committee service and recommends changes to the Board where appropriate. The Board considers and approves the adequacy and form of the compensation of Directors upon recommendation of the Corporate Governance and Human Resources Committee and ensures that compensation realistically reflects the responsibilities and time involved in being an effective Director.

For the purpose of conducting its review of Directors' compensation, the Corporate Governance and Human Resources Committee refers to periodic reports provided by Towers Watson and other information regarding compensation practices. Towers Watson also provides reports to the Corporate Governance and Human Resources Committee on pension-related matters.

Assessments

Every year, a detailed questionnaire is sent to Directors, in their capacity as Directors and, as the case may be, as a member of one or more of the committees of the Board, to obtain their views on the effectiveness of the Board or of a committee of the Board and the contribution of its members. The results of the questionnaires are compiled by the Corporate Secretary and sent to the chairman of the Corporate Governance and Human Resources Committee and those that are relevant to a particular committee are sent to its chairman and to the executive chairman of the Board. The committee chairmen and the executive chairman of the Board, at the Board and Committee meetings following the receipt of the results, share the results with the members of the relevant Committee and of the Board and discuss any issues arising from the results.

The Corporate Governance and Human Resources Committee reports to the Board on the performance of the Board and its committees and the contribution of members of the Board and its committees. The Board reviews annually the assessment of the Board's and committees' performance and recommendations provided by the Corporate Governance and Human Resources Committee and evaluates its own effectiveness, the whole in accordance with the Corporation's Corporate Governance Policy. The Board takes appropriate action based upon the results of the review process.

Outside Advisors

The Corporate Governance and Human Resources Committee, through its chairman, will evaluate and, if appropriate, approve any requested engagement by individual Directors of outside advisors at the Corporation's expense.

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SCHEDULE "B"
MANDATE OF THE BOARD OF DIRECTORS

TEMBEC INC.

I.	INTRODUCTION

	A.	Purpose and Objectives

The Board of Directors (the "Board") of Tembec Inc. (the "Corporation") is responsible for the overall stewardship of the Corporation and for fostering its long-term success consistent with its fiduciary responsibility to its shareholders.

	B.	Powers

The Board has full power and authority to manage and control the affairs and business of the Corporation, and establishes its overall policies and standards. While delegating certain of its authority and responsibilities to committees and to the management of the Corporation, it retains full effective control over the Corporation and monitors senior management.

II.	COMPOSITION AND BOARD ORGANIZATION

	A.	Composition

1.

The Board will be constituted of a majority of independent directors, as that term is defined under applicable securities legislation ("Independent Directors"). The Corporation expects and requires directors to be and remain free of conflictual interests or relationships and to refrain from acting in ways that are actually or potentially harmful, conflictual or detrimental to the Corporation's best interests.

2.

The membership of the Board will include a sufficient number of individuals who are financially literate and independent, as those terms are defined in applicable securities legislation, to ensure that the members of the Audit Committee fulfill the composition requirements described in the Audit Committee's charter.

	B.	Meetings

		1.	The Board will meet at least five times per year.

2.

The Board will implement structures and procedures to ensure that it functions independently of management, which will include the exclusion of management from its meetings, from time to time, as appropriate.

		3.	Minutes of all meetings of the Board will be maintained and approved by the Board.

	C.	Directors of the Board

		1.	The Board, with the assistance of the Corporate Governance and Human Resources Committee, is responsible for evaluating its size and determining the appropriate number of directors for the Board.

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	2.	The Board is responsible for approving new nominees to the Board and for assessing directors based upon the recommendations of the Corporate Governance and Human Resources Committee.

3.

The Corporate Governance and Human Resources Committee will annually consider the skills and competencies of the members of the Board in order to determine what additional skills and competencies would be helpful to the Board. The Corporate Governance and Human Resources Committee will convey its findings to the Board to be used to identify specific candidates.

4.

The Board will ensure that there is an appropriate orientation and education program for new members of the Board and continuing education program for all Board members. It will ensure that prospective candidates for Board membership have received the appropriate information to permit them to fully understand the role of the Board and its committees, the contributions expected from individual directors, as well as a general understanding of the nature and operations of the Corporation's business.

5.

The Board will annually review the assessment of the Board's performance and recommendations provided by the Corporate Governance and Human Resources Committee and evaluate its own effectiveness, the whole in accordance with the Corporation's corporate governance policy. The Board will take appropriate action based upon the results of the review process.

6.

The Board will consider and approve the adequacy and form of the compensation of directors, upon recommendation of the Corporate Governance and Human Resources Committee and ensure that compensation realistically reflects the responsibilities and time involved in being an effective director.

D.	Committees

1.

The Board will appoint committees to assist it in performing its duties and processing the information it receives. The responsibilities of those committees will be set forth in their charters, as amended from time to time. There are currently three Standing Committees; namely, the Corporate Governance and Human Resources Committee, the Environment, Health and Safety Committee and the Audit Committee.

2.

The Board will name members of committees after considering the recommendations of the Corporate Governance and Human Resources Committee and the executive Chairman of the Board, as well as the skills, preferences and availability of individual Board members, all in accordance with the charters of such committees.

	3.	The Board will annually appoint a member of each of its committees to act as chairman of the committee.

4.

The Board will receive reports from each committee as to the work undertaken by the committee and, in each case, the committee's recommendations, if any, for change with respect to its responsibilities. The Board will evaluate and approve, if appropriate, such recommendations. The Board will also receive minutes of all committee meetings.

	5.	The Board will annually evaluate the performance and review the work of its committees, including their respective charters and the sufficiency of such charters.

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III.	RESPONSIBILITIES AND DUTIES

	A.	General

		1.	The Board is responsible for:

			(a)	directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;

			(b)	approving changes in the Corporation's by-laws and articles of incorporation, matters requiring shareholder approval and agendas for shareholder meetings; and

			(c)	performing such functions as it reserves to itself or which cannot, by law, be delegated to committees of the Board or to management.

	B.	Management of the Corporation

1.

The Board will appoint and determine the remuneration of the Chief Executive Officer (the "CEO") and other Senior Executives of the Corporation, upon recommendation of the Corporate Governance and Human Resources Committee. For the purposes hereof, Senior Executives means the senior executives of the Corporation; namely, the CEO, the CFO, the Executive Vice Presidents and other direct reports to the CEO.

2.

The Board will, together with the CEO and with the assistance of the Corporate Governance and Human Resources Committee, develop or update from time to time a position description for the CEO, for the chair of the Board and for the chair of each committee of the Board. The Board will review and approve the objectives developed for the CEO by the Corporate Governance and Human Resources Committee and review the assessment of the CEO's performance in relation to such objectives made by the Corporate Governance and Human Resources Committee.

3.

The Board will, to the extent feasible, satisfy itself as to the integrity of the CEO and other Senior Executives and ensure that the CEO and other Senior Executives create a culture of integrity throughout the Corporation.

4.

The Board will annually receive and consider a report from its Corporate Governance and Human Resources Committee on succession planning, including appointing, training and monitoring of senior management and the CEO.

		5.	As part of the responsibility of the Board to oversee management of the Corporation, the Board will engage in active monitoring of the Corporation and its affairs in its stewardship capacity.

6.

The Board will oversee the management of the Corporation through an ongoing review process and, in doing so, the Board will establish an effective working relationship with the CEO and other Senior Executives.

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C.	Strategy and Planning

1.

The Board will oversee the formulation of long-term strategic, financial and organizational goals for the Corporation on a regular basis, taking into account, among other things, the opportunities and risks of the business.

2.

The Senior Executives, headed by the CEO, will be responsible for general day to day management of the Corporation and for making recommendations to the Board with respect to long term strategic, financial, organization and related objectives.

3.

The Board will oversee an annual strategic planning process within the Corporation and will approve the Corporation's strategic plan. This plan will take into account the opportunities and risks of the Corporation's business. The Board will also, from time to time, approve annual business plans and multi-year business plans for the Corporation and its businesses.

	4.	The Board will engage in a review of short and long-term performance of the Corporation in accordance with approved plans.

D.	Financial and Corporate Issues

1.

The Board will annually review the significant risks and opportunities affecting the Corporation and its businesses and the systems and controls in place to manage and monitor risks and opportunities. The Board may impose such limits as may be in the interests of the Corporation and its shareholders.

	2.	The Board will adopt prudent financial standards with respect to the businesses of the Corporation and prudent levels of debt in relation to the Corporation's consolidated capitalization.

	3.	The Board will approve capital expenditures and non-budgeted financial commitments in excess of $2,500,000.

	4.	The Board will consider and approve:

		(a)	transactions out of the ordinary course of business;

		(b)	special employment contracts, upon recommendation of the Corporate Governance and Human Resources Committee;

		(c)	all matters that would be expected to have a major impact on shareholders;

		(d)	the appointment of any person to any position that would qualify such person as an officer of the Corporation; and

		(e)	any amendments to the Corporation's pension plans relating to governance structure and design of benefits where Board approval for such amendments is required by the terms of said pension plans.

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	5.	The Board will also receive reports and consider:

		(a)	The quality of relationships between the Corporation and its key stakeholders;

		(b)	Changes in the shareholder base of the Corporation from time to time and relationships between the Corporation and its significant shareholders;

		(c)	Periodic reports from Board committees with respect to matters considered by such committees; and

		(d)	Environment, health and safety matters as they affect the Corporation and its business.

	6.	The Board will consider and approve such other matters as the Board may, from time to time, determine.

E.	Policies and Procedures

	1.	The Board will, through its Audit Committee, oversee the integrity of the Corporation's internal control and management information systems.

2.

The Board will monitor compliance with the ethics policies or codes of the Corporation and will be responsible for granting any waivers from compliance with such policies or codes for directors and officers.

3.

The Board will, through its Audit Committee, ensure that the Corporation adopt suitable policies regulating disclosure to and communication with shareholders, the investment community, members of the media, governments and organizations, employees and the greater public. These policies will be reviewed annually or when necessary.

	4.	The Board has the responsibility for monitoring compliance by the Corporation with the corporate governance requirements of applicable securities regulators and stock exchanges.

F.	Compliance Reporting and Corporate Communications

	1.	The Board will oversee how the Corporation communicates its goals and objectives to its shareholders and other relevant constituencies, including the approval of policies relating to:

		(a)	how the Corporation interacts with analysts, investors, other key stakeholders and the public; and

		(b)	continuous disclosure obligations and selective disclosure.

	2.	The Board will approve the disclosure of:

		(a)	the Corporation's system of governance; and

		(b)	the operation of its system of governance prepared or approved by the Corporate Governance and Human Resources Committee.

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3.

The Board will review and approve the Corporation's management proxy circular and annual information form following review by its Corporate Governance and Human Resources Committee and, as regards the annual information form, by its Audit Committee as well.

4.

The Board will review and approve annual audited financial statements, quarterly financial statements and related management discussion and analysis disclosure and press releases in connection therewith following review and recommendation by the Audit Committee.

5.

The Board will consider and review the means by which shareholders can communicate with the Corporation and the Board, including the opportunity to do so at the annual meeting, communication interfaces through the Corporation's website and the adequacy of resources available within the Corporation to respond to shareholders through the office of the Secretary and otherwise.

Management Information Circular	61	Tembec Inc.

WWW.TEMBEC.COM